SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   SCHEDULE TO


            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                   LAZARD ALTERNATIVE STRATEGIES FUND, L.L.C.
                                (Name of Issuer)

                   LAZARD ALTERNATIVE STRATEGIES FUND, L.L.C.
                      (Name of Person(s) Filing Statement)

                       LIMITED LIABILITY COMPANY INTERESTS
                         (Title of Class of Securities)

                                       N/A
                      (CUSIP Number of Class of Securities)

                                 Michael S. Rome
                   Lazard Alternative Strategies Fund, L.L.C.
                              30 Rockefeller Avenue
                          New York, New York 10112-6300
                                 (212) 632-1584

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
           Communications on Behalf of the Person(s) Filing Statement)

                                 With a copy to:
                            Kenneth S. Gerstein, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 756-2533

                                   May 2, 2002
                       (Date Tender Offer First Published,
                       Sent or Given to Security Holders)



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                            CALCULATION OF FILING FEE

----------------------------------------------------------------------------
Transaction Valuation:     $20,000,000 (a)   Amount of Filing Fee: $1,840(b)
----------------------------------------------------------------------------


(a)     Calculated as the aggregate maximum purchase price for Interests.

(b)     Calculated at $92 per $1,000,000 of the Transaction Valuation.

/   /   Check the box if any part of the fee is offset as provided by Rule
        0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

        Amount Previously Paid: ________________________
        Form or Registration No.: ________________________
        Filing Party: __________________________________
        Date Filed: ___________________________________

/   /   Check   the box if the filing relates solely to preliminary
        communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

/   /   third-party tender offer subject to Rule 14d-1.

/ x /   issuer tender offer subject to Rule 13e-4.

/   /   going-private transaction subject to Rule 13e-3.

/   /   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results
of the tender offer:  /   /

ITEM 1.   SUMMARY TERM SHEET.

          As stated in the offering documents of Lazard Alternative Strategies Fund, L.L.C. (the "Company"), the Company is offering to purchase limited liability company interests in the Company ("Interests") from members of the Company ("Members") at their net asset value (that is, the value of the Company's assets minus its liabilities, multiplied by the proportionate interest in the Company a Member desires to redeem). The offer to purchase Interests (the "Offer") will remain open until 12:00 midnight, New York time, on May 31, 2002 unless the Offer is extended. The net asset value of Interests will be calculated for this purpose as of June 30, 2002 or, if the Offer is extended, approximately one month after the date by which Members must tender their Interests for repurchase (in each case, the "Valuation Date"). The Company reserves the right to adjust the Valuation Date to correspond with any extension of the Offer. The Company will review the net asset value calculation of Interests during the Company's audit for its fiscal year ending March 31, 2003,


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which the Company expects will be completed by the end of May, 2003 and that net asset value will be used to determine the final amount to be paid for tendered Interests.

          Members may tender their entire Interest, a portion of their Interest (defined as a specific dollar value) or a portion of their Interest above the required minimum capital account balance. If a Member tenders its entire Interest (or a portion of its Interest) and the Company purchases that Interest, the Company will give the Member a non-interest bearing, non-transferable promissory note (the "Note") entitling the Member to receive an amount equal to the net asset value of the Interest tendered (valued in accordance with the Company's Limited Liability Company Agreement dated September 4, 2001 (the "LLC Agreement")) determined as of June 30, 2002 (or if the Offer is extended, the net asset value determined on the Valuation Date), less any incentive allocation payable to the Special Member of the Company (the "Incentive Allocation") or any Incentive Allocation that would be payable if the Valuation Date of the Interest were a date on which an Incentive Allocation would otherwise be made. The Note will entitle the Member to receive an initial payment in cash and/or marketable securities (valued in accordance with the LLC Agreement) equal to 90% of the net asset value of the Interest tendered by the Member that is accepted for purchase by the Company (the "Initial Payment") and will be paid to the Member within one month after the Valuation Date or, if the Company has requested withdrawals of its capital from any portfolio funds in order to fund the purchase of Interests, within ten business days after the Company has received at least 90% of the aggregate amount withdrawn by the Company from such portfolio funds. The Note will also entitle the Member to receive a contingent payment (the "Contingent Payment") equal to the excess, if any, of (a) the net asset value of the Interest tendered as of the Valuation Date, as it may be adjusted based upon the next annual audit of the Company's financial statements, over (b) the Initial Payment. The Contingent Payment will be payable promptly after the completion of the Company's annual audit. Proceeds of the Initial Payment and the Contingent Payment will be wire transferred directly to an account designated by the Member.

          A Member who tenders for purchase only a portion of such Member's Interest will be required to maintain a capital account balance equal to the greater of: (1) $500,000, net of any Incentive Allocation that would be deducted from the Member's capital account if the Valuation Date of the Interest were a date on which an Incentive Allocation would otherwise be made (the "Tentative Incentive Allocation"); or (2) the amount of the Tentative Incentive Allocation.

          The Company reserves the right to purchase less than the amount tendered by a Member if the purchase would cause the Member's capital account in the Company to have a value less than the required minimum balance. If the Company accepts the tender of the Member's entire Interest or a portion of such Member's Interest, the Company will make payment for Interests it purchases from one or more of the following sources: cash on hand, the proceeds of the sale of and/or delivery of portfolio securities held by the Company, the withdrawals of its capital from portfolio funds in which it has invested, or by borrowings, (which the Company does not intend to do).

          Following this summary is a formal notice of the Company's offer to purchase the Interests. The Offer remains open to Members until 12:00 midnight, New York time, on May 31, 2002, the expected expiration date of the Offer. Until this time, Members have the right to change their minds and withdraw the tenders of their Interests. Members will also have the right to withdraw tenders of their Interests at any time after June 27, 2002, 40 business days from the commencement of the Offer, if their Interest has not yet been accepted for purchase by the Company.

          If a Member would like the Company to purchase its Interest or a portion of its Interest, it should complete, sign and either (i) mail (via certified mail return receipt requested) or otherwise deliver a Letter of Transmittal, attached to this document as Exhibit C, to PFPC Inc. at 103 Bellevue Parkway, Wilmington, Delaware 19809, attention Herb Bracey, or (ii) fax it to PFPC Inc. at (302) 791-4076 or (302) 791-4077, so that it is received before 12:00 midnight, New York time, on May 31, 2002. IF THE MEMBER CHOOSES TO FAX THE LETTER OF TRANSMITTAL, IT SHOULD MAIL THE ORIGINAL LETTER OF TRANSMITTAL TO PFPC INC. PROMPTLY AFTER IT IS FAXED (ALTHOUGH THE ORIGINAL DOES NOT HAVE TO BE RECEIVED BEFORE 12:00 MIDNIGHT, NEW YORK TIME, ON MAY 31, 2002). Of course, the value of the Interests will change between March 31, 2002 (the last time prior to the date of this filing as of which net asset value has been calculated), and June 30, 2002, the date as of which the value of the Interests will be determined for purposes of calculating the purchase price. Members desiring to obtain the estimated net asset value of their Interests, which the Company will calculate monthly based upon the information the Company receives from the managers of the portfolio funds in which it invests, may contact PFPC Inc., at (302) 791-2595 or (302) 791-1759 or at the address listed above, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time).

          Please note that just as each Member has the right to withdraw the tender of an Interest, the Company has the right to cancel, amend or postpone this Offer at any time before 12:00 midnight, New York time, on May 31, 2002. Also realize that although the Offer expires on May 31, 2002, a Member who tenders its Interest will remain a Member in the Company notwithstanding the Company's acceptance of the Member's Interest for purchase through June 30, 2002, when the net asset value of the Member's Interest is calculated.

ITEM 2.   ISSUER INFORMATION.

          (a) The name of the issuer is Lazard Alternative Strategies Fund, L.L.C. (the "Company"). The Company is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as a closed-end, non-diversified, management investment company. It is organized as a Delaware limited liability company. The principal executive office of the Company is located at 30 Rockefeller Plaza, New York, New York 10112-6300 and the telephone number is
(212) 632-1584.

          (b) The title of the securities that are the subject of the offer to purchase (the "Offer to Purchase" or the "Offer") is limited liability company interests or portions thereof in the Company. (As used herein, the term "Interest" or "Interests," as the context requires, refers to the limited liability company interests in the Company and portions thereof that constitute the class of security that is the subject of this tender offer or the limited liability company interests in the Company or portions thereof that are tendered by Members to the Company pursuant to the Offer.) As of the close of business on March 31, 2002, there was approximately $23,087,468 outstanding in capital of the Company, represented by Interests. Subject to the conditions set forth in the Offer, the Company will purchase up to $20 million of Interests that are tendered by and not withdrawn as described above in Item 1, subject to any extension of the Offer.

          (c) Interests are not traded in any market, and any transfer thereof is strictly limited by the terms of the Company's Limited Liability Company Agreement dated as of September 4, 2001 (the "LLC Agreement").



ITEM 3.   IDENTITY AND BACKGROUND OF FILING PERSON.

          (a) The name of the filing person is Lazard Alternative Strategies Fund, L.L.C. (the "Company"). The Company's principal executive office is located at 30 Rockefeller Plaza, New York, New York 10112-6300 and the telephone number is (212) 632-1584. The Investment Adviser of the Company is Lazard Alternatives, LLC (the "Adviser"). The principal executive office of the Adviser is located at 30 Rockefeller Plaza, New York, New York 10112-6300 and the telephone number is (212) 632-1584. The Company's Managers are Lawrence Kudlow, Leon M. Pollack, Richard Reiss and Michael S. Rome. Their address is c/o Lazard Alternative Strategies Fund, L.L.C., 30 Rockefeller Plaza, New York, New York 10112-6300.

ITEM 4.   TERMS OF THIS TENDER OFFER.

          (a) (1) (i) Subject to the conditions set forth in the Offer, the Company will purchase up to $20 million of Interests that are tendered by Members and not withdrawn as described in Item 1. The initial expiration date of the offer is 12:00 midnight, New York time, on May 31, 2002 (such time and date, the "Initial Expiration Date"), subject to any extension of the Offer. The later of the Initial Expiration Date or the latest time and date to which the Offer is extended is called the "Expiration Date."

                 (ii) The purchase price of Interests tendered to the Company for purchase will be their net asset value as of the close of business on June 30, 2002 or, if the Offer is extended, approximately one month after the Expiration Date (in each case, the "Valuation Date").

                 Members may tender their entire Interest, a portion of their Interest defined as a specific dollar value or a portion of their Interest above the required minimum capital account balance. Each Member who tenders its entire Interest or a portion thereof that is accepted for purchase will be given a non-interest bearing, non-transferable promissory note, (the "Note") within ten calendar days of the acceptance of the Member's Interest. The Note will entitle the Member to be paid an amount equal to the value, determined as of the Valuation Date, of the Interest or portion thereof being purchased (subject to adjustment upon completion of the next annual audit of the Company's financial statements). This amount will be the value of the Member's capital account (or the portion thereof being purchased) determined as of the Valuation Date and will be based upon the net asset value of the Company's assets as of that date, after giving effect to all allocations to be made as of that date. The Note will entitle the Member to receive an initial payment in an amount equal to at least 90% of the unaudited net asset value of the Interest tendered and accepted for purchase by the Company, less any incentive allocation payable to the Special Member of the Company (the "Incentive Allocation"), determined as of the Valuation Date (the "Initial Payment"). Payment of this amount will be made within one month after the Valuation Date or, if the Company has requested withdrawals of its capital from any portfolio funds in order to fund the purchase of Interests, no later than ten business days after the Company has received at least 90% of the aggregate amount withdrawn by the Company from such portfolio funds. The Note will also entitle a Member to receive a contingent payment (the "Contingent Payment") equal to the excess, if any, of (a) the net asset value of the Interest tendered by the Member and accepted by the Company for purchase as of the Valuation Date, as it may be adjusted based upon the next annual audit of the Company's financial statements, over (b) the Initial Payment. The Contingent Payment will be payable promptly after the completion of the Company's next annual audit. It is anticipated that the annual audit of the Company's financial statements will be completed within 60 days after March 31, 2003, the fiscal year end of the Company.

                 Although the Company has retained the option to pay all or a portion of the purchase price by distributing marketable securities, the purchase price will be paid entirely in cash except in the unlikely event that the Board of Managers of the Company determines that the distribution of securities is necessary to avoid or mitigate any adverse effect of the Offer on the remaining Members.

                 A Member who tenders for purchase only a portion of such Member's Interest will be required to maintain a capital account balance equal to the greater of: (1) $500,000, net of the Incentive Allocation, if any, that would be debited against the Member's capital account if the date of purchase of the Interest or portion thereof were a date on which an Incentive Allocation would otherwise be made (the "Tentative Incentive Allocation") or (2) the amount of the Tentative Incentive Allocation.

                 A copy of: (a) the Cover Letter to the Offer to Purchase and Letter of Transmittal; (b) the Offer to Purchase; (c) a form of Letter of Transmittal; (d) a form of Notice of Withdrawal of Tender; and (e) forms of Letters to Members that will be sent in connection with the Company's acceptances of tenders of Interest, are attached hereto as Exhibits A, B, C, D and E, respectively.

                 (iii) The scheduled expiration date of the Offer is 12:00 midnight, New York time, Friday, May 31, 2002.

                 (iv) Not applicable.

                 (v) The Company reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying Members of such extension. If the Company elects to extend the tender period, for the purpose of determining the purchase price for tendered Interests, the net asset value of such Interests will be determined at the close of business on the last business day of the month after the month in which the tender offer actually expires. During any such extension, all Interests previously tendered and not withdrawn will remain subject to the Offer. The Company also reserves the right, at any time and from time to time, up to and including the Expiration Date, to: (a) cancel the Offer in the circumstances set forth in Section 7 of the Offer to Purchase and in the event of such cancellation, not to purchase or pay for any Interests tendered pursuant to the Offer; (b) amend the Offer; or (c) postpone the acceptance of Interests. If the Company determines to amend the Offer or to postpone the acceptance of Interests tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify Members.

                 (vi) A tender of Interests may be withdrawn at any time before 12:00 midnight, New York time, Friday, May 31, 2002 and, if Interests have not then been accepted for purchase by the Company, at any time after Thursday, June 27, 2002, 40 business days from the commencement of the Offer.

                 (vii) Members wishing to tender Interests pursuant to the Offer should send or deliver a completed and executed Letter of Transmittal to PFPC Inc. ("PFPC"), to the attention of Herb Bracy, at the address set forth on page 2 of the Offer, or fax a completed and executed Letter of Transmittal to PFPC, also to the attention of Herb Bracy, at the fax numbers set forth on page 2 of the Offer. The completed and executed Letter of Transmittal must be received by PFPC, either by mail or by fax, no later than the Expiration Date. The Company recommends that all documents be submitted to PFPC by certified mail, return receipt requested, or by facsimile transmission. A Member choosing to fax a Letter of Transmittal to PFPC must also send or deliver the original completed and executed Letter of Transmittal to PFPC promptly thereafter.

                 Any Member tendering an Interest pursuant to the Offer may withdraw its tender as described above in Item 4(vi). To be effective, any notice of withdrawal must be timely received by PFPC at the address or fax numbers set forth on page 2 of the Offer. A form to use to give notice of withdrawal of a tender is available by calling PFPC at the telephone numbers indicated on page 2 of the Offer. A tender of Interests properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Offer. However, subsequent to the withdrawal of tendered Interests, Interests may be tendered again prior to the Expiration Date by following the procedures described above.

                 (viii) For purposes of the Offer, the Company will be deemed to have accepted (and thereby purchased) Interests that are tendered as, if and when it gives written notice to the tendering Member of its election to purchase such Interest.

                 (ix) If more than $20 million of Interests are duly tendered to the Company prior to the Expiration Date and not withdrawn, the Company will in its sole discretion either: (a) accept the additional Interests permitted to be accepted pursuant to Rule 13e-4(f)(3) under the Securities Exchange Act of 1934, as amended; (b) extend the Offer, if necessary, and increase the amount of Interests that the Company is offering to purchase to an amount it believes sufficient to accommodate the excess Interests tendered as well as any Interests tendered during the extended Offer; or (c) accept Interests tendered on or before the Expiration Date for payment on a pro rata basis based on the aggregate net asset value of tendered Interests. The Offer may be extended, amended or canceled in various other circumstances described in (v) above.

                 (x) The purchase of Interests pursuant to the Offer will have the effect of increasing the proportionate interest in the Company of Members who do not tender Interests. Members who retain their Interests may be subject to increased risks that may possibly result from the reduction in the Company's aggregate assets resulting from payment for the Interests tendered. These risks include the potential for greater volatility due to decreased diversification. However, the Company believes that this result is unlikely given the nature of the Company's investment program. A reduction in the aggregate assets of the

Company may result in Members who do not tender Interests bearing higher costs to the extent that certain expenses borne by the Company are relatively fixed and may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional subscriptions for Interests are made by new and existing Members on June 1, 2002 and thereafter from time to time.

                 (xi) Not applicable.

                 (xii) The following discussion is a general summary of the federal income tax consequences of the purchase of Interests by the Company from Members pursuant to the Offer. Members should consult their own tax advisors for a complete description of the tax consequences to them of a purchase of their Interests by the Company pursuant to the Offer.

                 In general, a Member from whom an Interest is purchased by the Company will be treated as receiving a distribution from the Company. Such Member generally will not recognize income or gain as a result of the purchase, except to the extent (if any) that the amount of consideration received by the Member exceeds such Member's then adjusted tax basis in such Member's Interest. A Member's basis in such Member's Interest will be adjusted for income, gain or loss allocated (for tax purposes) to such Member for periods prior to the purchase of such Interest. Cash distributed to a Member in excess of the adjusted tax basis of such Member's Interest is taxable as a capital gain or ordinary income, depending on the circumstances. A Member whose entire interest is purchased by the Company may recognize a loss, but only to the extent that the amount of consideration received from the Company is less than the Member's then adjusted tax basis in such Member's Interest.

          (a) (2) Not applicable.

          (b) Not applicable.

ITEM 5. PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS WITH RESPECT TO THE ISSUER'S SECURITIES.

          The Company's Confidential Memorandum dated August 3, 2001, as supplemented (the "Confidential Memorandum"), and the LLC Agreement, which were provided to each Member in advance of subscribing for Interests, provide that the Company's Board of Managers has the discretion to determine whether the Company will purchase Interests from Members from time to time pursuant to written tenders. The Confidential Memorandum also states that the Adviser expects that it will recommend to the Board of Managers that the Company purchase Interests from Members twice each year, effective as of June 30 and December 31. The Company has not previously offered to purchase Interests from Members pursuant to written tenders. The Company is not aware of any contract, arrangement, understanding or relationship relating, directly or indirectly, to this tender offer (whether or not legally enforceable) between: (i) the Company and the Adviser or any Manager of the Company or any person controlling the Company or controlling the Adviser or any Manager of the Company; and (ii) any person, with respect to Interests. However, the LLC Agreement provides that the Company shall be dissolved if the Interest of any Member that has submitted a written request, in accordance with the terms of the LLC Agreement, to tender its entire Interest for purchase by the Company has not been purchased within a period of two years of the request.

ITEM 6. PURPOSES OF THIS TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

          (a) The purpose of the Offer is to provide liquidity to Members who hold Interests as contemplated by and in accordance with the procedures set forth in the Confidential Memorandum and the LLC Agreement.

          (b) Interests that are tendered to the Company in connection with the Offer will be retired, although the Company may issue Interests from time to time in transactions not involving any public offering, conducted pursuant to Rule 506 of Regulation D under the Securities Act of 1933, as amended. The Company currently expects that it will accept subscriptions for Interests as of June 1, 2002 and on the first day of each month thereafter, but is under no obligation to do so.

          (c) Neither the Company nor the Adviser nor the Board of Managers has any plans or proposals that relate to or would result in: (1) the acquisition by any person of additional Interests (other than the Company's intention to accept subscriptions for Interests on the first day of each month and from time to time in the discretion of the Company), or the disposition of Interests (2) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company; (3) any material change in the present distribution policy or indebtedness or capitalization of the Company; (4) any change in the identity of the Adviser or the members of the Board of Managers, or in the management of the Company including, but not limited to, any plans or proposals to change the number or the term of members of the Board of Managers, to fill any existing vacancy on the Board of Managers or to change any material term of the investment advisory arrangements with the Adviser; (5) a sale or transfer of a material amount of assets of the Company (other than as the Board of Managers determines may be necessary or appropriate to fund all or a portion of the purchase price for Interests acquired pursuant to the Offer or in connection with the ordinary portfolio transactions of the Company); (6) any other material change in the Company's structure or business, including any plans or proposals to make any changes in its fundamental investment policies, as amended, for which a vote would be required by Section 13 of the 1940 Act; or (7) any changes in the LLC Agreement or other actions that might impede the acquisition of control of the Company by any person. Because Interests are not traded in any market, Sections (6), (7) and (8) of Regulation M-A ss. 229.1006 (c) are not applicable to the Company.

ITEM 7.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          (a) The Company expects that the purchase price for Interests acquired pursuant to the Offer, which will not exceed $20 million (unless the Company elects to purchase a greater amount), will be derived from one or more of the following sources: (i) cash on hand; (ii) the proceeds of the sale of and/or delivery of securities and portfolio assets held by the Company; and (iii) possibly borrowings, as described in paragraph (b), below. The Company will segregate, with its custodian, cash or U.S. government securities or other liquid securities equal to the value of the amount estimated to be paid under any Note as described above.

          (b) Neither the Company nor the Board of Managers nor the Adviser has determined at this time to borrow funds to purchase Interests tendered in connection with the Offer. However, depending on the dollar amount of Interests tendered and prevailing general economic and market conditions, the Company, in its sole discretion, may decide to seek to borrow money to fund all or a portion of the purchase price for Interests, subject to compliance with applicable law. If the Company funds any portion of the purchase price in that manner, it will deposit assets in a special custody account with its custodian, to serve as collateral for any amounts so borrowed, and if the Company were to fail to repay any such amounts, the lender would be entitled to satisfy the Company's obligations from the collateral deposited in the special custody account. The Company expects that the repayment of any amounts borrowed will be financed from additional funds contributed to the Company by existing or new Members, withdrawal of its capital from the investment funds in which it has invested, or from proceeds of the sale of securities and portfolio assets held by the Company.

ITEM 8.   INTEREST IN SECURITIES OF THE ISSUER.

          (a) Based on March 31, 2002 estimated values, Lazard LLC, an affiliate of the Adviser, owns $15,578,045 approximately 67.5% of the outstanding Interests.

          (b) There have been no transactions involving Interests that were effected during the past 60 business days by the Company, the Adviser, any Manager or any person controlling the Company or the Adviser.

ITEM 9.   PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

          No persons have been employed, retained or are to be compensated by the Company to make solicitations or recommendations in connection with the Offer.

ITEM 10.  FINANCIAL STATEMENTS.

          (a) (1) Reference is made to the following financial statements of the Company, which the Company has prepared and furnished to members pursuant to Rule 30d-l under the 1940 Act and filed with the Securities and Exchange Commission pursuant to Rule 30b2-1 under the 1940 Act, and which are incorporated by reference in their entirety for the purpose of filing this Schedule TO:

          Audited financial statements for the period as of September 4, 2001 (commencement of operations) through December 31, 2001 previously filed on EDGAR on Form N-30D on March 8, 2002; and

              (2) The Company is not required to and does not file quarterly unaudited financial statements under the Securities Exchange Act of 1934, as amended. The Company does not have shares, and consequently does not have earnings per share information.

              (3) Not applicable.

              (4) The Company does not have shares, and consequently does not have book value per share information.

          (b) The Company's assets will be reduced by the amount of the tendered Interests that are purchased by the Company. Thus, income relative to assets may be affected by the tender offer. The Company does not have shares and consequently does not have earnings or book value per share information.

ITEM 11.  ADDITIONAL INFORMATION.

          (a) (1) None.

              (2) None.

              (3) Not applicable.

              (4) Not applicable.

              (5) None.

          (b) None.

ITEM 12.  EXHIBITS.

          Reference is hereby made to the following exhibits which collectively constitute the Offer to members and are incorporated herein by reference:

          A. Cover Letter to Offer to Purchase and Letter of Transmittal.

          B. Offer to Purchase (with financial statements enclosed).

          C. Form of Letter of Transmittal.

          D. Form of Notice of Withdrawal of Tender.

          E. Forms of Letters to Members in connection with the Company's acceptance of tenders of Interests.

                                    SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         LAZARD ALTERNATIVE
                                         STRATEGIES FUND, L.L.C.

                                         By:  Board of Managers


                                              By: /s/ Michael S. Rome
                                                  -------------------------
                                                  Name:  Michael S. Rome
                                                  Title:  Manager

May 2, 2002

                                  EXHIBIT INDEX

EXHIBIT

A       Cover Letter to Offer to Purchase and Letter of Transmittal.

B       Offer to Purchase (with financial statements enclosed).

C       Form of Letter of Transmittal.

D       Form of Notice of Withdrawal of Tender.

E Forms of Letters to be dated June 10, 2002 and July 10, 2002 from the Company to Members in connection with acceptance of offers of tender.

                                    EXHIBIT A

           Cover Letter to Offer to Purchase and Letter of Transmittal

              Lazard Alternative Strategies Fund, L.L.C. Letterhead

            IF YOU DO NOT WANT TO SELL YOUR LIMITED LIABILITY COMPANY
              INTERESTS AT THIS TIME, PLEASE DISREGARD THIS NOTICE.
           THIS IS SOLELY NOTIFICATION OF THE COMPANY'S TENDER OFFER.

May 2, 2002

Dear Lazard Alternative Strategies Fund, L.L.C. Member:

          We are writing to inform you of important dates relating to a tender offer by Lazard Alternative Strategies Fund, L.L.C. (the "Company"). If you are not interested in redeeming your limited liability company interests in the Company ("Interests") at this time, please disregard this notice and take no action.

          The tender offer period will begin on May 2, 2002 and will end at 12:00 midnight New York time on May 31, 2002. The purpose of the tender offer is to provide liquidity to members of the Company who hold Interests. Interests may be presented to the Company for purchase only by tendering them during one of the Company's announced tender offers.

          Should you wish to tender your Interest or a portion of your Interest for purchase by the Company during this tender offer period, please complete and return the enclosed Letter of Transmittal in the enclosed postage-paid envelope before May 31, 2002. If you do not wish to sell your Interests, simply disregard this notice. NO ACTION IS REQUIRED IF YOU DO NOT WISH TO SELL ANY PORTION OF YOUR INTEREST AT THIS TIME.

          All tenders of Interests must be received by the Company's Administrator, PFPC Inc., either by mail or by fax (if by fax, please deliver an original, executed copy promptly thereafter) in good order by May 31, 2002.

          If you have any questions, please refer to the attached Offer to Purchase document, which contains additional important information about the tender offer, or call your Account Executive or Herb Bracy at our Administrator at (302) 791-2595 or (302) 791-1759.

Sincerely,

Lazard Alternative Strategies Fund, L.L.C.

                                    EXHIBIT B

             Offer to Purchase (with financial statements enclosed)

                   LAZARD ALTERNATIVE STRATEGIES FUND, L.L.C.
                              30 Rockefeller Plaza
                          New York, New York 10112-6300

                  OFFER TO PURCHASE $20 MILLION OF OUTSTANDING
                          INTERESTS AT NET ASSET VALUE
                                DATED MAY 2, 2002

                 THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT
             12:00 MIDNIGHT, NEW YORK TIME, ON FRIDAY, MAY 31, 2002,
                          UNLESS THE OFFER IS EXTENDED

To the Members of
Lazard Alternative Strategies Fund, L.L.C.:

          Lazard Alternative Strategies Fund, L.L.C., a closed-end, non-diversified, management investment company organized as a Delaware limited liability company (the "Company"), is offering to purchase for cash on the terms and conditions set forth in this offer to purchase ("Offer to Purchase") and the related Letter of Transmittal (which together with the Offer to Purchase constitutes the "Offer") up to $20 million of interests in the Company or portions thereof pursuant to tenders by members of the Company ("Members") at a price equal to their net asset value as of June 30, 2002, if the Offer expires on May 31, 2002. (As used in this Offer, the term "Interest" or "Interests," as the context requires, shall refer to the interests in the Company and portions thereof representing beneficial interests in the Company.) If the Company elects to extend the tender period, for the purpose of determining the purchase price for tendered Interests, the net asset value of such Interests will be determined at the close of business on the last business day of the month after the month in which the tender offer actually expires. This Offer is being made to all Members and is not conditioned on any minimum amount of Interests being tendered, but is subject to certain conditions described below. Interests are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the Company's Limited Liability Company Agreement dated as of September 4, 2001 (the "LLC Agreement").

          Members should realize that the value of the Interests tendered in this Offer likely will change between March 31, 2002 (the last time net asset value was calculated) and June 30, 2002, when the value of the Interests tendered to the Company will be determined for purposes of calculating the purchase price of such Interests. Members tendering their Interest should also note that they will remain Members in the Company, with respect to the Interest tendered and accepted for purchase by the Company, through June 30, 2002, the valuation date of the Offer when the net asset value of their Interest is calculated. Any tendering Members that wish to obtain the estimated net asset value of their Interests should contact PFPC Inc., at the telephone number or address set forth below, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time).

          Members desiring to tender all or any portion of their Interests in accordance with the terms of the Offer should complete and sign the attached Letter of Transmittal and send or deliver it to the Company in the manner set forth below.

                                    IMPORTANT

          NEITHER THE COMPANY, NOR ITS INVESTMENT ADVISER NOR ITS BOARD OF MANAGERS MAKES ANY RECOMMENDATION TO ANY MEMBER AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING INTERESTS. MEMBERS MUST MAKE THEIR OWN DECISIONS WHETHER TO TENDER INTERESTS, AND, IF THEY CHOOSE TO DO SO, THE PORTION OF THEIR INTERESTS TO TENDER.

          BECAUSE EACH MEMBER'S INVESTMENT DECISION IS A PERSONAL ONE, BASED ON ITS FINANCIAL CIRCUMSTANCES, NO PERSON HAS BEEN AUTHORIZED TO MAKE ANY RECOMMENDATION ON BEHALF OF THE COMPANY AS TO WHETHER MEMBERS SHOULD TENDER INTERESTS PURSUANT TO THE OFFER. NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFER OTHER THAN THOSE CONTAINED HEREIN OR IN THE LETTER OF TRANSMITTAL. IF GIVEN OR MADE, SUCH RECOMMENDATION AND SUCH INFORMATION AND REPRESENTATIONS MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

          THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED ON THE FAIRNESS OR MERITS OF SUCH TRANSACTION OR ON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

          Questions and requests for assistance and requests for additional copies of the Offer may be directed to the Company's service agent.

                                        PFPC Inc.
                                        103 Bellevue Parkway
                                        Wilmington, Delaware 19809
                                        Attn:  Herb Bracy

                                        Phone:  (302) 791-2595
                                                (302) 791-1759

                                        Fax:    (302) 791-4076
                                                (302) 791-4077

                                TABLE OF CONTENTS
                                -----------------


1.   Background and Purpose of the Offer......................................6
2.   Offer to Purchase and Price..............................................7
3.   Amount of Tender.........................................................7
4.   Procedure for Tenders....................................................8
5.   Withdrawal Rights........................................................9
6.   Purchases and Payment....................................................9
7.   Certain Conditions of the Offer.........................................10
8.   Certain Information About the Company...................................11
9.   Certain Federal Income Tax Consequences.................................12
10.   Miscellaneous..........................................................12

                               SUMMARY TERM SHEET

o As stated in the offering documents of Lazard Alternative Strategies Fund, L.L.C., (hereinafter "we" or the "Company") we will purchase your limited liability company interests ("Interests") at their net asset value (that is, the value of the Company's assets minus its liabilities, multiplied by the proportionate interest in the Company you desire to redeem). This offer ("Offer") will remain open until 12:00 midnight New York time, on May 31, 2002 unless the Offer is extended (the "Expiration Date"). The net asset value will be calculated for this purpose as of June 30, 2002 or, if the Offer is extended, on the last business day of the month following the month in which the tender Offer actually expires (the "Valuation Date").

o The Company reserves the right to adjust the Valuation Date to correspond with any extension of the Offer. The Company will review the net asset value calculation of the Interests during the Company's audit for its fiscal year ending March 31, 2003, which the Company expects will be completed by the end of May 2003 and that net asset value will be used to determine the final amount paid for tendered Interests.

o You may tender your entire Interest, a portion of your Interest defined as a specific dollar value or a portion of your Interest above the minimum required capital account balance. If you tender your entire Interest (or a portion of your Interest) and we purchase that Interest, we will give you a non-interest bearing, non-transferable promissory note (the "Note") entitling you to an amount equal to the net asset value of the Interest tendered, (valued in accordance with the Company's Limited Liability Company Agreement dated September 4, 2001 (the "LLC Agreement")), determined as of June 30, 2002 (or if the Offer is extended, the net asset value determined on the Valuation Date), less any incentive allocation payable to the Special Member of the Company (the "Incentive Allocation") or any Incentive Allocation that would be payable if the Valuation Date of the Interests were a date on which an Incentive Allocation would otherwise be made.

o The Note will be mailed to you and will entitle you to an initial payment in cash and/or marketable securities (valued according to the LLC Agreement) equal to 90% of the net asset value of the Interest (the "Initial Payment") which will be paid to you within 30 days after the Valuation Date or, if we have requested withdrawals of capital from any portfolio funds in order to fund the purchase of Interests, ten business days after we have received at least 90% of the aggregate amount withdrawn from such portfolio funds.

o The Note will also entitle you to a contingent payment (the "Contingent Payment") equal to the excess, if any, of (a) the net asset value of the Interest tendered as of the Valuation Date (as it may be adjusted based upon the next annual audit of the Company's financial statements) over (b) the Initial Payment. The Contingent Payment will be payable promptly after the completion of the Company's next annual audit.

o If you tender only a portion of your Interest you will be required to maintain a capital account balance equal to the greater of: (1) $500,000, net of any Incentive Allocation that would be deducted from your capital account if the Valuation Date were a date on which an Incentive Allocation would otherwise be made (the "Tentative Incentive Allocation") or (2) the amount of the Tentative Incentive Allocation. We reserve the right to purchase less than the amount you tender if the purchase would cause your capital account to have less than the required minimum balance.

o If we accept the tender of your entire Interest or a portion of your Interest, we will pay you your proceeds from: cash on hand, withdrawals of capital from the portfolio funds in which we have invested, the proceeds of the sale of and/or delivery of portfolio securities held by the Company and/or delivery through borrowing if the Offer is extended (which we do not intend to do).

o Following this summary is a formal notice of our offer to purchase your Interests. Our Offer remains open to you until 12:00 midnight New York time, on May 31, 2002, the expected expiration date of the Offer. Until that time, you have the right to change your mind and withdraw any tenders of your Interest. You will also have the right to withdraw the tenders of your Interest at any time after June 27, 2002, 40 business days from the commencement of the Offer, assuming your Interest has not yet been accepted for purchase by the Company.

o If you would like us to purchase your Interests or a portion of your Interests, you should (i) mail the Letter of Transmittal, enclosed with our Offer, to PFPC Inc. at 103 Bellevue Parkway, Wilmington, Delaware 19809, attention Herb Bracy; or (ii) fax it to PFPC Inc. at (302) 791-4076 or
     (302) 791-4077, so that it is received before 12:00 midnight, New York time, on May 31, 2002. IF YOU CHOOSE TO FAX THE LETTER OF TRANSMITTAL, YOU SHOULD MAIL THE ORIGINAL LETTER OF TRANSMITTAL TO PFPC INC. PROMPTLY AFTER YOU FAX IT (ALTHOUGH THE ORIGINAL DOES NOT HAVE TO BE RECEIVED BEFORE 12:00 MIDNIGHT, NEW YORK TIME, ON MAY 31, 2002). Of course, the value of your Interests will change between March 31 (the last time net asset value was calculated) and June 30 when the value of your investment will be determined for purposes of calculating the purchase price for Interests.

o If you would like to obtain the estimated net asset value of your Interests, which we calculate monthly, based upon the information we receive from the managers of the investment funds in which we invest, you may contact PFPC Inc. at (302) 791-2595 or (302) 791-1759 or at the address listed above, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time).

o Please note that just as you have the right to withdraw the tenders of Interest, we have the right to cancel, amend or postpone this Offer at any time before 12:00 midnight, New York time, on May 31, 2002. Also realize that although the Offer expires on May 31, 2002, you will remain a Member of the Company with respect to the Interest you tendered that is accepted for purchase by the Company through June 30, 2002, when the net asset value of your Interest is calculated.

          1. BACKGROUND AND PURPOSE OF THE OFFER. The purpose of this offer to purchase interests ("Offer") is to provide liquidity to members of the Company ("Members") who hold Interests, as contemplated by and in accordance with the procedures set forth in the Company's Confidential Memorandum dated September 4, 2001, as supplemented (the "Confidential Memorandum"), and the LLC Agreement. The Confidential Memorandum and the LLC Agreement, which were provided to each Member in advance of subscribing for Interests, provide that the board of managers of the Company (the "Board of Managers") has the discretion to determine whether the Company will purchase Interests from time to time from Members pursuant to written tenders. The Confidential Memorandum also states that Lazard Alternatives, LLC, the investment adviser of the Company (the "Adviser"), expects that it will recommend to the Board of Managers that the Company purchase Interests from Members twice each year, effective as of June 30 and December 31. The Company has not previously offered to purchase Interests from Members pursuant to written tenders. Because there is no secondary trading market for Interests and transfers of Interests are prohibited without prior approval of the Company, the Board of Managers has determined, after consideration of various matters, including but not limited to those set forth in the Confidential Memorandum, that the Offer is in the best interest of Members in order to provide liquidity for Interests as contemplated in the Confidential Memorandum and the LLC Agreement. The Board of Managers intends to consider the continued desirability of the Company making an offer to purchase Interests twice in each year, but the Company is not required to make any such offer.

          The purchase of Interests pursuant to the Offer will have the effect of increasing the proportionate interest in the Company of Members who do not tender Interests. Members who retain their Interests may be subject to increased risks due to the reduction in the Company's aggregate assets resulting from payment for the Interests tendered. These risks include the potential for greater volatility due to decreased diversification. However, the Company believes that this result is unlikely given the nature of the Company's investment program. A reduction in the aggregate assets of the Company may result in Members who do not tender Interests bearing higher costs to the extent that certain expenses borne by the Company are relatively fixed and may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional subscriptions for Interests are made by new and existing members on June 1, 2002 and thereafter from time to time.

          Interests that are tendered to the Company in connection with this Offer will be retired, although the Company may issue new Interests from time to time in transactions not involving any public offering conducted pursuant to Rule 506 of Regulation D under the Securities Act of 1933, as amended. The Company currently expects that it will accept subscriptions for Interests as of June 1, 2002 and on the first day of each month thereafter, but is under no obligation to do so.

          2. OFFER TO PURCHASE AND PRICE. The Company will, on the terms and subject to the conditions of the Offer, purchase up to $20 million of those outstanding Interests that are properly tendered by Members and not withdrawn (in accordance with Section 5 below) prior to 12:00 midnight, New York time, on Friday, May 31, 2002 (such time and date being hereinafter called the "Initial Expiration Date"), or such later date as corresponds to any extension of the Offer. The later of the Initial Expiration Date or the latest time and date to which the Offer is extended is hereinafter called the "Expiration Date." The Company reserves the right to extend, amend or cancel the Offer as described in Sections 3 and 7 below. The purchase price of an Interest tendered will be its net asset value as of June 30, 2002 or, if the Offer is extended, on the last business day of the month following the month in which the Offer expires (such time and date the "Valuation Date"), payable as set forth in Section 6. As of the close of business on March 31, 2002, the unaudited net asset value of an Interest corresponding to an initial capital contribution of $500,000 on the following closing dates of the Company was as follows:


      If you invested $500,000             Your Unaudited Net Asset Value as of
      On the following Closing Date        March 31, 2002 would be
      -----------------------------        ------------------------------------

      September 4, 2001                               $518,258

      October 1, 2001                                 $518,257

      November 1, 2001                                $512,112

      December 1, 2001                                $510,224

      January 1, 2002                                 $506,576

      February 1, 2002                                $503,505

      March 1, 2002                                   $501,000


          As of the close of business on March 31, 2002, there was approximately $23,087,468 outstanding in capital of the Company held in Interests (based on the unaudited net asset value of such Interests). Members may obtain monthly estimated net asset value information, which the Company calculates based upon the information it receives from the managers of the portfolio funds in which the Company invests, until the expiration of the Offer, by contacting PFPC Inc. ("PFPC") at the telephone numbers or address set forth on page 2, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time).

          3. AMOUNT OF TENDER. Subject to the limitations set forth below, Members may tender their entire Interest, a portion of their Interest defined as a specific dollar value or the portion of their Interest above the required minimum capital account balance, as described below. A Member who tenders for purchase only a portion of such Member's Interest shall be required to maintain a capital account balance equal to the greater of: (i) $500,000, net of the amount of the incentive allocation, if any, that is to be debited from the capital account of the Member and credited to the Special Member Account of the Company on the Valuation Date (the "Incentive Allocation") or would be so debited if the Valuation Date were a day on which an incentive allocation was made (the "Tentative Incentive Allocation"); or (ii) the amount of the Tentative Incentive Allocation, if any. If a Member tenders an amount that would cause the Member's capital account balance to fall below the required minimum, the Company reserves the right to reduce the amount to be purchased from such member so that the required minimum balance is maintained. The Offer is being made to all members of the Company and is not conditioned on any minimum amount of Interests being tendered.

          If the amount of Interests that are properly tendered pursuant to the Offer and not withdrawn pursuant to Section 5 below is less than or equal to $20 million (or such greater amount as the Company may elect to purchase pursuant to the Offer), the Company will, on the terms and subject to the conditions of the Offer, purchase all of the Interests so tendered unless the Company elects to cancel or amend the Offer, or postpone acceptance of tenders made pursuant to the Offer, as provided in Section 7 below. If more than $20 million of Interests are duly tendered to the Company prior to the expiration of the Offer and not withdrawn pursuant to Section 5 below, the Company will in its sole discretion either (a) accept the additional Interests permitted to be accepted pursuant to Rule 13e-4(f)(3) under the Securities Exchange Act of 1934, as amended; (b) extend the Offer, if necessary, and increase the amount of Interests that the Company is offering to purchase to an amount it believes sufficient to accommodate the excess Interests tendered as well as any Interests tendered during the extended Offer; or (c) accept Interests tendered prior to or on the Expiration Date for payment on a pro rata basis based on the aggregate net asset value of tendered Interests. The Offer may be extended, amended or canceled in various other circumstances described in Section 7 below.

          4. PROCEDURE FOR TENDERS. Members wishing to tender Interests pursuant to the Offer should send or deliver a completed and executed Letter of Transmittal to PFPC, to the attention of Herb Bracy, at the address set forth on page 2, or fax a completed and executed Letter of Transmittal to PFPC, also to the attention of Herb Bracy, at one of the fax numbers set forth on page 2. The completed and executed Letter of Transmittal must be received by PFPC, either by mail or by fax, no later than 12:00 midnight on the Expiration Date.

          The Company recommends that all documents be submitted to PFPC via certified mail, return receipt requested, or by facsimile transmission. A Member choosing to fax a Letter of Transmittal to PFPC must also send or deliver the original completed and executed Letter of Transmittal to PFPC promptly thereafter. Members wishing to confirm receipt of a Letter of Transmittal may contact PFPC at the address or telephone numbers set forth on page 2. The method of delivery of any documents is at the election and complete risk of the Member tendering an Interest including, but not limited to, the failure of PFPC to receive any Letter of Transmittal or other document submitted by facsimile transmission. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of tenders will be determined by the Company, in its sole discretion, and such determination shall be final and binding. The Company reserves the absolute right to reject any or all tenders determined by it not to be in appropriate form or the acceptance of or payment for which would, in the opinion of counsel for the Company, be unlawful. The Company also reserves the absolute right to waive any of the conditions of the Offer or any defect in any tender with respect to any particular Interest or any particular Member, and the Company's interpretation of the terms and conditions of the Offer will be final and binding. Unless waived, any defects or irregularities in connection with tenders must be cured within such time as the Company shall determine. Tenders will not be deemed to have been made until the defects or irregularities have been cured or waived. None of the Company, the Adviser or the Board of Managers shall be obligated to give notice of any defects or irregularities in tenders, nor shall any of them incur any liability for failure to give such notice.

          5. WITHDRAWAL RIGHTS. Any Member tendering an Interest pursuant to this Offer may withdraw such tender at any time prior to or on the Expiration Date and, if such Member's Interest is not accepted by the Company, at any time after June 27, 2002, 40 business days from the commencement of the Offer. To be effective, any notice of withdrawal must be timely received by PFPC at the address or fax numbers set forth on page 2. A form to use to give notice of withdrawal of a tender is available by calling PFPC at the telephone numbers indicated on page 2. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Company, in its sole discretion, and such determination shall be final and binding. A tender of Interests properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Offer. However, withdrawn Interests may be tendered again prior to the Expiration Date by following the procedures described in Section 4.

          6. PURCHASES AND PAYMENT. For purposes of the Offer, the Company will be deemed to have accepted (and thereby purchased) Interests that are tendered as, if and when it gives written notice to the tendering Member of its election to purchase such Interest. As stated in Section 2 above, the purchase price of an Interest tendered by any Member will be the net asset value thereof as of June 30, 2002, if the Offer expires on the Initial Expiration Date, and otherwise the net asset value thereof as of the last business day of the month following the month in which the Offer expires. The net asset value will be determined after all allocations to capital accounts of the Member required to be made by the LLC Agreement have been made.

          For Members who tender their Interest or a portion thereof that is accepted for purchase, payment of the purchase price will consist of a non-interest-bearing non-transferable promissory note (the "Note") entitling a Member to an initial and contingent payment. The Note will entitle the Member to an initial payment of 90% of the unaudited net asset value of the Interest tendered and accepted for purchase by the Company, less any incentive allocation payable to the Adviser, determined as of the Valuation Date, which is expected to be on June 30, 2002. Payment of this amount will be made within one month after the Valuation Date or, if the Company has requested withdrawals of its capital from any portfolio funds in order to fund the purchase of Interests, no later than ten business days after the Company has received at least 90% of the aggregate amount withdrawn by the Company from such portfolio funds. The Note will also entitle a Member to receive a contingent payment equal to the excess, if any, of (a) the net asset value of the Interests tendered and accepted for purchase by the Company as of the Valuation Date, determined based on the audited financial statements of the Company for its fiscal year ending March 31, 2003, over (b) the Initial Payment (the "Contingent Payment"). The Note will be delivered to the tendering Member in the manner set forth below within ten calendar days after the acceptance of the Member's Interest. The Contingent Payment will be payable (in the manner set forth below) promptly after completion of the audit of the financial statements of the Company for its fiscal year. It is anticipated that the audit of the Company's financial statements will be completed no later than 60 days after March 31, 2003.

          Although the Company has retained the option to pay all or a portion of the purchase price by distributing marketable securities, the purchase price will be paid entirely in cash except in the unlikely event that the Board of Managers determines that the distribution of securities is necessary to avoid or mitigate any adverse effect of the Offer on the remaining Members of the Company.

          The Note pursuant to which a tendering Member will receive the Initial Payment and Contingent Payment (together, the "Cash Payment") will be mailed directly to the tendering Member. Any Cash Payment due pursuant to the Note will be made by wire transfer directly to the tendering Member to an account designated by the Member.

          It is expected that cash payments for Interests acquired pursuant to the Offer which will not exceed $20 million, (unless the Company elects to purchase a greater amount) will be derived from: (a) cash on hand; (b) withdrawal of capital from the portfolio funds in which the Company invests; (c) the proceeds of the sale of securities and portfolio assets held by the Company; and/or (d) possibly borrowings, as described below. The Company will segregate with its custodian cash or U.S. government securities or other liquid securities equal to the value of the amount estimated to be paid under the Note, as described above. Neither the Company, nor the Board of Managers, nor the Adviser have determined at this time to borrow funds to purchase Interests tendered in connection with the Offer. However, depending on the dollar amount of Interests tendered and prevailing general economic and market conditions, the Company, in its sole discretion, may decide to fund any portion of the purchase price, subject to compliance with applicable law, through borrowings. If the Company funds any portion of the purchase price in that manner, it will deposit assets in a special custody account with its custodian, PFPC Trust Company, to serve as collateral for any amounts so borrowed, and if the Company were to fail to repay any such amounts, the lender would be entitled to satisfy the Company's obligations from the collateral deposited in the special custody account. The Company expects that the repayment of any amounts borrowed will be financed from additional funds contributed to the Company by existing and/or new Members, withdrawal of capital from the investment funds in which it has invested or from the proceeds of the sale of securities and portfolio assets held by the Company.

          7. CERTAIN CONDITIONS OF THE OFFER. The Company reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying Members of such extension. In the event that the Company so elects to extend the tender period, for the purpose of determining the purchase price for tendered Interests, the net asset value of such Interests will be determined as of the close of business on the last business day of the month following the month in which the Offer expires. During any such extension, all Interests previously tendered and not withdrawn will remain subject to the Offer. The Company also reserves the right, at any time and from time to time up to and including acceptance of tenders pursuant to the Offer, to: (a) cancel the Offer in the circumstances set forth in the following paragraph and in the event of such cancellation not to purchase or pay for any Interests tendered pursuant to the Offer; (b) amend the Offer; and (c) postpone the acceptance of Interests. If the Company determines to amend the Offer or to postpone the acceptance of Interests tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify Members.

          The Company may cancel the Offer, amend the Offer or postpone the acceptance of tenders made pursuant to the Offer if: (a) the Company would not be able to liquidate portfolio securities in a manner that is orderly and consistent with the Company's investment objectives and policies in order to purchase Interests tendered pursuant to the Offer; (b) there is, in the judgment of the Board of Managers, any (i) legal action or proceeding instituted or threatened challenging the Offer or otherwise materially adversely affecting the Company, (ii) declaration of a banking moratorium by Federal or state authorities or any suspension of payment by banks in the United States or New York State that is material to the Company, (iii) limitation imposed by Federal or state authorities on the extension of credit by lending institutions, (iv) suspension of trading on any organized exchange or over-the-counter market where the Company has a material investment, (v) commencement of war, armed hostilities or other international or national calamity directly or indirectly involving the United States that is material to the Company, (vi) material decrease in the net asset value of the Company from the net asset value of the Company as of commencement of the Offer, or (vii) other event or condition that would have a material adverse effect on the Company or its Members if Interests tendered pursuant to the Offer were purchased; or (c) the Board of Managers determines that it is not in the best interest of the Company to purchase Interests pursuant to the Offer. However, there can be no assurance that the Company will exercise its right to extend, amend or cancel the Offer or to postpone acceptance of tenders pursuant to the Offer.

          8. CERTAIN INFORMATION ABOUT THE COMPANY. The Company is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as a closed-end, non-diversified, management investment company. It is organized as a Delaware limited liability company. The principal office of the Company is located at 30 Rockefeller Plaza, New York, New York 10112-6300 and the telephone number is (212) 632-1584. Interests are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the LLC Agreement.

          The Company does not have any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional Interests (other than the Company's intention to accept subscriptions for Interests on the first day of each month and from time to time in the discretion of the Company) or the disposition of Interests; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company; (c) any material change in the present distribution policy or indebtedness or capitalization of the Company; (d) any change in the identity of the investment adviser of the Company, or in the management of the Company including, but not limited to, any plans or proposals to change the number or the term of the members of the Board of Managers, to fill any existing vacancy on the Board of Managers or to change any material term of the investment advisory arrangement with the Adviser; (e) a sale or transfer of a material amount of assets of the Company (other than as the Board of Managers determines may be necessary or appropriate to fund any portion of the purchase price for Interests acquired pursuant to this Offer to Purchase or in connection with ordinary portfolio transactions of the Company); (f) any other material change in the Company's structure or business, including any plans or proposals to make any changes in its fundamental investment policy for which a vote would be required by Section 13 of the 1940 Act; or (g) any changes in the LLC Agreement or other actions that may impede the acquisition of control of the Company by any person.

          There have been no transactions involving the Interests that were effected during the past 60 business days by the Company, the Adviser, any Member or any person controlling the Company or the Adviser or controlling any Member. Based on March 31, 2002 estimated values, Lazard LLC, an affiliate of the adviser, owns $15,578,045 approximately 67.5% of the outstanding Interests.

          9. CERTAIN FEDERAL INCOME TAX CONSEQUENCES. The following discussion is a general summary of the federal income tax consequences of the purchase of Interests by the Company from Members pursuant to the Offer. Members should consult their own tax advisors for a complete description of the tax consequences to them of a purchase of their Interests by the Company pursuant to the Offer.

          In general, a Member from whom an Interest is purchased by the Company will be treated as receiving a distribution from the Company. Such Member generally will not recognize income or gain as a result of the purchase, except to the extent (if any) that the amount of consideration received by the Member exceeds such Member's then adjusted tax basis in such Member's Interest. A Member's basis in such Member's Interest will be reduced (but not below zero) by the amount of consideration received by the Member from the Company in connection with the purchase of such Interest. A Member's basis in such Member's Interest will be adjusted for income, gain or loss allocated (for tax purposes) to such Member for periods prior to the purchase of such Interest. Cash distributed to a Member in excess of the adjusted tax basis of such Member's Interest is taxable as capital gain or ordinary income, depending on the circumstances. A Member whose entire Interest is purchased by the Company may recognize a loss, but only to the extent that the amount of consideration received from the Company is less than the Member's then adjusted tax basis in such Member's Interest.

          10. MISCELLANEOUS. The Offer is not being made to, nor will tenders be accepted from, Members in any jurisdiction in which the Offer or its acceptance would not comply with the securities or Blue Sky laws of such jurisdiction. The Company is not aware of any jurisdiction in which the Offer or tenders pursuant thereto would not be in compliance with the laws of such jurisdiction. However, the Company reserves the right to exclude Members from the Offer in any jurisdiction in which it is asserted that the Offer cannot lawfully be made. The Company believes such exclusion is permissible under applicable laws and regulations, provided the Company makes a good faith effort to comply with any state law deemed applicable to the Offer.

          The Company has filed an Issuer Tender Offer Statement on Schedule TO with the Securities and Exchange Commission, which includes certain information relating to the Offer summarized herein. A free copy of such statement may be obtained from the Company by contacting PFPC at the address and telephone numbers set forth on page 2 or from the Securities and Exchange Commission's internet web site, http://www.sec.gov. For a fee, a copy may be obtained from the public reference office of the Securities and Exchange Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549.

                                     ANNEX A

                              Financial Statements

                              FINANCIAL STATEMENTS

                   LAZARD ALTERNATIVE STRATEGIES FUND, L.L.C.
                        FOR THE PERIOD SEPTEMBER 4, 2001
                          (COMMENCEMENT OF OPERATIONS)
                              TO DECEMBER 31, 2001









                    A claim of exemption under regulation 4.7
                has been filed with the Commodity Futures Trading
            Commission for Lazard Alternative Strategies Fund, L.L.C.

                              FINANCIAL STATEMENTS
                   LAZARD ALTERNATIVE STRATEGIES FUND, L.L.C.
                        FOR THE PERIOD SEPTEMBER 4, 2001
                          (COMMENCEMENT OF OPERATIONS)
                              TO DECEMBER 31, 2001

Management Commentary                                                         1
Independent Auditors' Report                                                  9
Schedule of Investments                                                      10
Statement of Assets, Liabilities and Members' Capital - Net Assets           11
Statement of Operations                                                      12
Statement of Changes in Members' Capital - Net Assets                        13
Statement of Cash Flows                                                      14
Notes to Financial Statements                                                15

                   AFFIRMATION OF THE COMMODITY POOL OPERATOR

     IN WITNESS WHEREOF, the undersigned has made and signed this document as of the 26th day of February, 2002, and affirms that to the best of his knowledge and belief the information contained in this Financial Statement is accurate and complete.

                               By:_________________________________________
                                  Michael S. Rome - Managing Director,
                                    Lazard Alternatives, LLC.
                                  For Lazard Alternative Strategies Fund, LLC.

February 26, 2002


Dear Investor,


The LAZARD ALTERNATIVE STRATEGIES FUND, LLC (the "Fund") was launched on September 4, 2001 with $21,244,970 of net assets under management and closed the year on December 31, 2001 with $22,599,419 of net assets under management. Despite the difficult market conditions, the Fund posted positive performance for its first four months of operations and exceeded its 4-7% annualized volatility targets by a comfortable margin.

SEPTEMBER, 2001 TO DECEMBER 31, 2001
                                           RATE OF RETURN    VOLATILITY(3)

LAZARD ALTERNATIVE STRATEGIES FUND, LLC(1)     2.36%             1.52%
Hedge Fund Research Fund of Funds Index        0.90%             4.36%
MSCI World Index(2)                           -1.32%            21.63%
S&P Index(2)                                   1.62%            22.54%
Three month US Treasury Bill Rate(2)           0.91%             0.21%

The fragile global market environment that existed when the Fund launched was exacerbated by the events of September 11th. Despite the ensuing uncertainty and broad sell-off, our process and procedures enabled us to maintain consistent contact with our managers and remain apprised and updated on the extent and nature of their market exposures. By the end of November, bond markets were pricing in a market recovery for the beginning of 2002, boding well for both the equity and corporate debt markets. December began without very much excitement, with the Fed cutting rates on December 12th by 25 basis points, as expected. The equity markets staged a rally during the latter half of the month.

Although markets appeared to be anticipating an end to the recession during much of the fourth quarter, specific events continued to challenge the thesis of a rapid recovery. For example, at the end of November, the collapse of the Enron/Dynergy deal and the bankruptcy of Enron left investors with credit concerns and added to spread product volatility. Continued fighting in Afghanistan and heightening tensions in the Middle East also wore on investor confidence. On the other hand, companies reporting in line with expectations provided a positive tone and a possible improvement in the technology sector encouraged some investors. Even as the Federal Reserve stated at its December meeting that the signs of a recovery are "preliminary and tentative," equities appeared to price in a much sharper "V-shaped" recovery.

(1) Returns are reported net of all fees, including any incentive allocation.
(2) The investment programs of the Fund and the hedge funds in which it invests are not restricted to securities comprising these indices, and the Fund and the hedge funds may use various investment techniques, such as short selling, not reflected in these indices.
(3) Standard deviation of monthly returns.

The Fund's strategy proved effective during several turbulent months and remains committed to a strategy of investing a diversified portfolio across all of the four major strategies: Relative Value, Event Driven, Long/Short and Tactical Trading. All strategies, except Long/Short, have contributed positively to the Fund since inception.


                      [GRAPHIC - AS OF DECEMBER 31, 2001]



                   [GRAPHIC - YTD - PERFORMANCE CONTRIBUTION


Presented gross of fees and expenses. For net performance, see page 1.

RELATIVE VALUE STRATEGIES
31.0% OF NET ASSETS AS OF DECEMBER 31, 2001
The Fund is currently allocated to seven hedge funds in this strategy. The specific styles of these underlying hedge funds can be classified as global convertible arbitrage, mortgage-backed securities investing, global fixed income arbitrage and multi-strategy arbitrage. Relative Value strategies were the most consistent performing allocation of the portfolio over the period. Sub-strategy gross performance contributions for the period were as follows:


                           [GRAPHIC - RELATIVE VALUE]


Presented gross of fees and expenses. For net performance, see page 1.

Convertible arbitrage strategies performed well throughout the majority of the period as the managers in the Fund focused on deploying conservative leverage in investment grade names to aim for consistent positive returns. The sector benefited from strong primary issuance globally with both Europe ($24.5 billion) and the U.S. ($75 billion) setting records and helping to off-set increased asset flow into the strategy. Increased volatility and premium expansion continued to benefit convertible managers throughout September and October despite the underperformance of specific names.

November and December were mixed months for convertible arbitrageurs. Hedge funds focused on lower credit segments suffered mild losses in November as credit spreads widened. Outside of the U.S., new Asian issuance led to a cheapening in outstanding Asian convertible bonds, but these losses were mostly offset by a strong performance of Japanese convertible allocations where equity volatility remained robust. In December, however, the Japanese convertible market experienced an event that caused convertible premiums to contract across the board for Japanese issues. The Japanese convertible market has long been a "pure" volatility play, with high credit-quality issuers and a well-developed asset-swap market for arbitrageurs to off-load unwanted credit risk. However, one feature of the market has been that these convertible bonds are callable, typically at prices well below where these issues trade in the market. Historically there has been an assumed agreement by Japanese issuers not to call these bonds, even if doing so was a rational economic decision for the issuer, as their investors would suffer. When Hoffman La Roche acquired control of Chugai Pharmaceutical and began discussion of calling the Chugai #5 convertible maturing in June, 2006, the market suddenly seemed to realize how thin the ice actually was, that these valuations were resting upon. Premiums compressed as holders tried to sell in advance of another such occurrence. Several large, well-known convertible arbitrage funds appear to have been caught off-guard by these events. The Fund was not exposed to any of these funds.

Fixed income arbitrage strategies performed well given the challenging environment. Due to worsening economic conditions, many hedge funds were already anticipating a spread widening leading into the September 11th tragedy and were appropriately positioned. The surprise Federal Reserve rate cut and subsequent steeper yield curve and cheaper funding costs boosted returns for the Fund's mortgage manager (a well-hedged, leveraged yield capture strategy) throughout September and October. The U.S. Treasury announcement to stop auctioning 30-year securities caused a rally in the 30-year bond in the last days of October, only to be completely reversed in November by the market's surprising assessment of rapid economic recovery in 2002. Although some yield curve arbitrageurs suffered double-digit losses from this unprecedented U.S. Treasury market volatility, the Fund had no exposure to these managers.

Small gains were also achieved from index re-balancing positions on the Russell and MSCI Asia Free ex-Japan indices.

EVENT DRIVEN STRATEGIES
24.7% OF NET ASSETS AS OF DECEMBER 31, 2001
The Fund is currently allocated to five hedge funds in this strategy. The styles of these underlying hedge funds can be described mainly as global merger arbitrage, distressed investing and special situations. Event Driven strategies were able to recoup early losses and contributed positively to performance over the period. Sub-strategy gross performance contributions for the period were as follows:

                            [GRAPHIC - EVENT DRIVEN]

Presented gross of fees and expenses. For net performance, see page 1

U.S. merger arbitrage, a strategy that had been suffering a slow death from declining volumes after the crushing blow delivered by the GE/Honeywell failure, was dealt series of single event blows in the last trimester. In the weeks following the September 11th tragedy, spreads widened on fears that deals had become unattractive to purchasers. The hedge funds included in the Fund carefully reviewed each deal to re-assess risk and although some chose to reduce exposure, all concluded that the majority of their deal exposure was strategic and that little had changed to cause any of their deals to collapse. After a small recovery in the equity market, merger arbitrage spreads reverted to more "normal" levels, allowing most hedge funds to recover their mark-to-market losses while remaining at levels that provided an attractive enough risk/return profile to continue to hold positions.

However, unique events, while not creating broad contagion, certainly caused specific trouble in several transactions. The collapse of the Enron/ Dynergy deal at the end of November and the proxy challenge by the HP heirs to the Compaq take-over grabbed the biggest headlines and caused the greatest market dislocations. However, other deals such as Copper/Danaher and Tyco/Bard also caused many arbitrageurs some pain. The Fund benefited from relatively small allocations to pure merger arbitrageurs whose excellent risk management practices kept exposures to the above problems from creating large losses. One manager even reversed the Enron deal (i.e., went short Enron, long Dynergy) generating some offsetting gains in an otherwise miserable environment. In Europe, the picture was much brighter with a number of key deals closing such as Eircom/Valentia, Donna Karan/LVMH and Energia E Industrias Aragonesas/Uralita, and strong performances of deals such as Niagara Mohawk/National Grid and Braathens/SAS. These transactions boosted returns for hedge funds focused on non-U.S. market segments. Minimal deal flow and activity led to moderate returns in December.

Distressed and Special Situations managers produced attractive returns over the period, despite the difficulties of September. Uncertainty and down trending equity markets led to mark-to-market hits for many distressed positions in September. As equity markets recovered through October and November, valuations rebounded accordingly. The Enron default raised new fears causing renewed downward pressure on some positions, although valuations generally rebounded with equity markets in the latter half of December.

In December, one of the Fund's distressed managers reversed their November gains by unwinding a large position in Nextwave debt. The manager had lost confidence in Nextwave's ability to extract value from their PCS licenses and was concerned with uncertainty caused by FCC intervention in the legal battle over license ownership.

LONG/SHORT STRATEGIES
22.5% OF NET ASSETS AS OF DECEMBER 31, 2001
The Fund is currently allocated to five hedge funds in this strategy. These hedge funds buy and sell equities in various sectors or geographies. Long/Short strategies were the primary detractors from performance, although they managed to recoup much of their losses from September and October by the end of the period. Sub-strategy gross performance contributions for the period were as follows:

                             [GRAPHIC - LONG/SHORT]

Presented gross of fees and expenses. For net performance, see page 1.

Equity market moves in September hurt managers with net long positions but also created buying opportunities for managers who had cash available going into the month. One sector-focused manager was the Fund's largest loss during September despite outperforming their sector benchmark by 10% (this manager ended-up a net positive contributor over the period). Sharp rebounds in October also caught some of the hedge funds off guard as many did not anticipate the market's bounce, although these losses were almost completely offset by hedge funds that had maintained, or increased, their net long positions during the September sell-off. By the beginning of November, progress in Afghanistan against the Taliban helped to boost investor confidence and markets staged another sharp rally that was abruptly halted by the default of Enron. Markets fell briefly and remained somewhat inactive during early December before staging a low-volume rally during the last two weeks of the year, closing at or near the post-September highs.

The Fund's largest equity long/short manager had disappointing performance over the period given a fundamental belief that the market was pricing in too much economic and corporate earnings recovery for 2002. Their subsequent net short position hurt performance as high beta equities clocked-in strong double-digit gains off the September lows. Non-U.S. focused managers were able to post small gains over the period, with a European manager profiting from, and a Japanese manager surviving, the extraordinary market volatility.

TACTICAL TRADING STRATEGIES
20.4% OF NET ASSETS AS OF DECEMBER 31, 2001
The Fund is currently allocated to four hedge funds in this strategy. Tactical Trading styles vary greatly, but generally can be grouped as either systematic or discretionary. Tactical Trading strategies can potentially be non-correlated to other hedge fund strategies and can offer positive returns in a portfolio during times of extreme market volatility. This period was a perfect example and, as a group, the Fund's Tactical Trading allocations were the strongest performing strategy over the period. All 168 basis points of gross contribution for the period came from discretionary managers, as the portfolio had no allocations to systematic funds.

Growing uncertainty in the economy had most tactical traders well positioned for the flight to quality caused by the disarray in the equity markets during September. Federal Reserve action and the bond rally continued to help these funds throughout October as their main positions were betting on lower rates and a steeper yield curve. The end of the month 30-year U.S. Treasury rally was a boon although gains were more modest in the "10 years and in" part of the curve where the managers were mostly positioned. One manager experienced losses on positions long the U.S. Dollar against Swiss Francs and Australian Dollars, but was able to recover most of these losses with gains from short Japanese Yen positions.

In November, the sharp reversal in U.S. Treasury yields produced small losses for those who had profited from the yield declines during October, a testament to the risk management expertise of the managers in the Fund. December brought modest gains as one manager profited from the oversold condition of the short-term Eurodollar deposit curve, correctly positioning for the 25 basis point rate cut by the Federal Reserve. Another manager made money from long Euro positions against both Japanese Yen and Swiss Francs and by selling calls and collecting substantial premium against a core long position in 10 year TIPS (inflation protected U.S. Treasury securities).

MARKET OUTLOOK
We continue to be positive on the outlook for strategies that leverage an expertise in the various facets of the global credit markets. Despite stock market exuberance, the lagging recovery in the real economy has continued to generate ample supply of distressed securities. Argentina's sovereign default and currency devaluation, while seeming to have surprisingly little contagion in other Latin American and Asian emerging markets, will, in our view, likely have company-specific, if not broader credit market, repercussions that have yet to be fully understood. The record amounts of recent convertible bond issuance should also be an opportunity generator, particularly from a credit evaluation perspective should the anticipated economic recovery falter and the current enthusiasm for equities fade.

Additionally, we like the macro arena, as very high volatility in the U.S. interest rate markets, the continuing Japanese economic problems, the physical adoption of the Euro and the uncertainty surrounding global economic recovery all should generate substantial trading opportunities for adept managers. The keys are execution advantages and risk controls which are precisely where we focus our due diligence inquiry when evaluating macro managers.

We remain neutral on the outlook for merger arbitrage in the U.S., where it seems a pickup in M&A activity is predicated on conviction about economic recovery which is still lacking. Europe continues to look more promising as the forces of consolidation are, if anything, gaining momentum. Restructuring in Asia may generate opportunities across the board, depending on the degree of openness adopted by economies, such as Japan, with few other choices for growth.

Equities remain the area of least conviction. While we are skeptical of the V-shaped recovery arguments, we do not pretend to be able to predict future equity market directions. We will continue to have allocations to managers who are picking stocks for both long and short positions and will try and mitigate our systematic market risk with allocations to managers that position for gains from the market reactions that occur during equity market dislocations.(3)

THE FUND
After completing the first four months of operation of the Fund, business is running smoothly. The due diligence process has been properly established, including the creation of a number of proprietary systems and tools. The seven-member research team remains dedicated to the management of portfolios of hedge funds. In addition, the team is assisted by the Fund Administrator and Lazard's Funds Control and Legal Groups which handle the majority of the business's administrative functions.

Lazard continues to actively raise capital for the Fund. We anticipate that many prospects will be encouraged by the positive returns during this past difficult period and the continued sound operations of the Fund.

(3) All opinions are expressed as of December 31, 2001 and are subject to change.

INDEPENDENT AUDITORS' REPORT

To the Board of Managers and Members of
Lazard Alternative Strategies Fund, L.L.C.

We have audited the accompanying statement of assets and liabilities of Lazard Alternative Strategies Fund, L.L.C. (the "Fund"), including the schedule of investments in Portfolio Funds, as of December 31, 2001, and the related statements of operations, cash flows, and changes in members' capital and the financial highlights for the period then ended. These financial statements and financial highlights are the responsibility of the Funds' management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of the Fund as of December 31, 2001, and the results of its operations, its cash flows, and the changes in its members' capital and the financial highlights for the period then ended, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2, the Fund's investments in Portfolio Funds (approximately 98.66% of net assets), are stated at fair value based on estimates received from the Portfolio Funds prior to the release of such Portfolio Funds' audited financial statements. The respective managements of the Portfolio Funds have estimated the fair values relating to certain of the underlying investments of these Portfolio Funds in the absence of readily ascertainable market values. These values may differ from the values that would have been used had a ready market for these investments exited, and the differences could be material.


DELOITTE & TOUCHE LLP
New York, New York
February 15, 2002

LAZARD ALTERNATIVE STRATEGIES FUND, L.L.C.


Schedule of Investments
--------------------------------------------------------------------------------

INVESTMENTS IN PORTFOLIO FUNDS  (98.66%)                       DECEMBER 31, 2001
     RELATIVE VALUE  ( 31.04%)
          Argent Lowlev Convertible Arbitrage Fund, LLC              $ 1,095,503
          Blackthorn Partners, LP                                        635,918
          Footbridge Capital, LLC                                      1,542,022
          LIM Asia Arbitrage Fund                                        652,816
          Marathon Fund, LP                                              869,955
          Sagamore Hill Partners, LP                                     866,851
          West Side Partners, LP                                       1,352,829
                                                                    ------------
                                                                       7,015,894
                                                                    ------------
     EVENT DRIVEN  (24.67%)
          European Merger Fund, LLC                                      656,793
          Farallon Capital Partners, LP                                2,554,130
          HBV Arbitrage Partners, LP                                     631,747
          The Value Realization Fund, LP                               1,094,771
          York Capital Management, LP                                    637,478
                                                                    ------------
                                                                       5,574,919
     TACTICAL TRADING  (20.44%)
          Graham Global Investment Fund, LTD                           1,336,626
          Rubicon Global Partners, LP                                    973,574
          The Global Interest Rate Hedged Fund                         1,082,390
          Vega Select Opportunities Fund, LTD                          1,226,402
                                                                    ------------
                                                                       4,618,992
                                                                    ------------
     LONG/SHORT  (22.51%)
          Candlewood QP Fund, LP                                         783,982
          MPM BioEquities Fund, LP                                       660,101
          RAB Europe Partners, LP                                        674,985
          Shaker Investments, LP                                       2,326,463
          Whitney New Japan Partners, LP                                 640,371
                                                                    ------------
                                                                       5,085,902

          TOTAL INVESTMENTS IN PORTFOLIO FUNDS (COST ($21,666,000)    22,295,707

          OTHER ASSETS, LESS LIABILITIES  (1.34%)                        303,712
                                                                    ------------
          MEMBERS' CAPITAL - NET ASSETS (100.00%)                   $ 22,599,419
                                                                    ============

                 See Accompanying Notes to Financial Statements

LAZARD ALTERNATIVE STRATEGIES FUND, L.L.C.


Statement of Assets, Liabilities and Members' Capital - Net Assets
------------------------------------------------------------------




                                                            DECEMBER 31, 2001
Assets

Investments in Portfolio Funds, at fair value
 (cost - $21,666,000)                                            $ 22,295,707
Cash and cash equivalents                                             136,694
Receivable from Lazard Asset Management                               335,897
Interest receivable                                                       201
                                                            ------------------

       TOTAL ASSETS                                                22,768,499
                                                            ------------------

LIABILITIES

Management fee payable                                                 71,889
Professional fees payable                                              69,260
Accounting and administration fees payable                             20,269
Board of Managers' fees payable                                         4,912
Other accrued expenses                                                  2,750
                                                            ------------------

       TOTAL LIABILITIES                                              169,080
                                                            ------------------

             NET ASSETS                                          $ 22,599,419
                                                            ==================

MEMBERS' CAPITAL - NET ASSETS

Represented by:
Capital contributions                                            $ 22,029,970
Accumulated net investment loss                                       (60,258)
Accumulated net unrealized appreciation on investments                629,707
                                                            ------------------

       MEMBERS' CAPITAL - NET ASSETS                             $ 22,599,419
                                                            ==================



                 See Accompanying Notes to Financial Statements

LAZARD ALTERNATIVE STRATEGIES FUND, L.L.C.

Statement of Operations
-----------------------

                                                              September 4, 2001
                                                               (Commencement of
                                                                 Operations) to
                                                              December 31, 2001

Investment Income
    Interest                                                          $ 11,631
                                                                   ------------
          TOTAL INVESTMENT INCOME                                       11,631
                                                                   ------------
EXPENSES
    OPERATING EXPENSES:
       Organizational expenses                                         205,073
       Management fees                                                  71,889
       Legal fees                                                       61,000
       Accounting and administration fees                               49,339
       Audit fees                                                       38,000
       Board of Managers' fees and expenses                              4,912
       Custodian fees                                                    1,122
       Miscellaneous                                                     2,500
                                                                   ------------

          TOTAL OPERATING EXPENSES                                     433,835

       Reimbursement of expenses by Lazard Asset Management           (335,897)
       Accounting and administration fees waived                       (26,049)
                                                                   ------------

          NET EXPENSES                                                  71,889
                                                                   ------------

          NET INVESTMENT LOSS                                          (60,258)


          NET CHANGE IN UNREALIZED APPRECIATION ON INVESTMENTS         629,707
                                                                   ------------

          INCREASE IN MEMBERS' CAPITAL DERIVED FROM INVESTMENT
          ACTIVITIES                                                 $ 569,449
                                                                   ============




                 See Accompanying Notes to Financial Statements

LAZARD ALTERNATIVE STRATEGIES FUND, L.L.C.


Statement of Changes in Members' Capital - Net Assets
-----------------------------------------------------

                                                  SEPTEMBER 4, 2001
                                                 (COMMENCEMENT OF
                                                   OPERATIONS) TO
                                                  DECEMBER 31, 2001

                                          Contributing   Special
                                            Members       Member     Total

Members' capital at beginning of period   $         -    $      -  $         -

    Capital contributions                  22,029,970           -   22,029,970

    Net investment loss                       (60,258)          -      (60,258)
    Net change in unrealized
      appreciation on investments             629,707           -      629,707

    Incentive reallocation                    (56,945)     56,945            -
                                         -------------------------------------

       Members' capital at end of period $ 22,542,474    $ 56,945  $ 22,599,419
                                         ======================================






                 See Accompanying Notes to Financial Statements

LAZARD ALTERNATIVE STRATEGIES FUND, L.L.C.


Statement of Cash Flows
-----------------------


                                                                        September 4, 2001
                                                                        (Commencement of
                                                                         Operations) to
                                                                        DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES
Increase in members' capital derived from investment activities             $ 569,449
    Adjustments to reconcile increase in members' capital derived from investment activities to net cash used in operating activities:
          Increase in investments in investment funds                     (21,666,000)
          Net appreciation on investments in investment funds                (629,707)
          Increase in receivable from Lazard Asset Management                (335,897)
          Increase in interest receivable                                        (201)
          Increase in expenses payable                                        169,080

                                                                          ------------
     Net cash used in operating activities                                 (21,893,276)
                                                                          ------------

CASH FLOWS FROM FINANCING ACTIVITIES
    Capital contributions                                                  22,029,970
    Capital withdrawals                                                             -
                                                                          ------------
    Net cash provided by financing activities                              22,029,970
                                                                          ------------

Net increase in cash and cash equivalents                                     136,694
Cash and cash equivalents at beginning of period                                    -
                                                                          ------------
Cash and cash equivalents at end of period                                  $ 136,694
                                                                         ============




                 See Accompanying Notes to Financial Statements


LAZARD ALTERNATIVE STRATEGIES FUND, L.L.C.


NOTES TO FINANCIAL STATEMENTS - DECEMBER 31, 2001
--------------------------------------------------------------------------------

     1.  ORGANIZATION

         Lazard Alternative Strategies Fund, L.L.C. (the "Company") was organized as a Delaware limited liability company on May 31, 2001. The Company is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as a closed-end, non-diversified, management investment company. The objective of the Company is to achieve long-term capital appreciation. The Company seeks to achieve its objective through the allocation of capital among selective alternative asset managers (the "Portfolio Managers") or the funds they operate ("Portfolio Funds"). The Company will primarily invest in Portfolio Funds which are unregistered funds. Lazard Alternatives LLC, a subsidiary of Lazard Freres & Co. LLC ("LF&Co."), a New York limited liability company, serves as the Company's investment adviser and manager (herein referred to as the "Investment Adviser" or "Lazard Alternatives") pursuant to an investment advisory agreement under which it directs the Company's investment program and pursuant to a management agreement under which it provides management and administration services to the Company. Responsibility for the overall management and supervision of the operations of the Company is vested in the individuals who serve as the Board of Managers of the Company ("Board of Managers").

     2.  SIGNIFICANT ACCOUNTING POLICIES

         A.   NET ASSET VALUATION

         The net asset value of the Company is determined as of the close of business on the last business day of each month (the "Valuation Date"). The Company will value interests in Portfolio Funds at fair value, which ordinarily will be the value determined by their Portfolio Managers in accordance with the policies established by the relevant Portfolio Fund.

         Investments in Portfolio Funds are subject to the terms of the respective limited partnership agreements, limited liability company agreements and offering memorandums. The Company values these investments at fair value based on financial data supplied by the Portfolio Funds.

         Interest income is recorded on the accrual basis.

         The Company's investments in Portfolio Funds are carried at fair value as determined by the Company's pro rata interest in the net assets of each Portfolio Fund based on the financial data supplied by the Portfolio Funds, and are net of management and performance incentive fees or allocations payable to the Portfolio Funds' managers as required by the Portfolio Funds' agreements. The underlying investments of each Portfolio Fund are accounted for at fair value as described in each Portfolio Fund's financial statements. Distributions received, whether in the form of cash or securities, are applied as a reduction of the investment's cost when identified by the Portfolio Funds as a return of capital.

LAZARD ALTERNATIVE STRATEGIES FUND, L.L.C.

--------------------------------------------------------------------------------

     2.  SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

         B.   FUND EXPENSES

         The Company will bear all expenses incurred in the business of the Company, including, but not limited to, the following: all costs and expenses related to portfolio transactions and positions for the Company's account; legal fees; accounting and auditing fees; costs of insurance; registration expenses; certain offering and organization costs; and expenses of meetings of the Board of Managers. The Company will also bear the Management Fee paid to the Investment Adviser.

         Expenses of $205,073 incurred to establish the Company have been expensed during the period.

         C.   INCOME TAXES

         As the Company will be treated as a partnership for federal, state and local income tax purposes, each member is individually required to report on its own tax return its distributive share of the Company's taxable income or loss. Therefore, no provision for the payment of federal, state or local income taxes has been provided for.

         D.   CASH EQUIVALENTS

         The Company treats all highly liquid financial instruments that mature within three months as cash equivalents. At December 31, 2001, $136,694 in cash equivalents was held at PNC Bank.

         E.   ESTIMATES

         The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Fund to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of income and expense during the reporting period. Actual results could differ from these estimates.

     3.  MANAGEMENT FEE, PROFIT ALLOCATION, RELATED PARTY TRANSACTIONS AND OTHER

         Lazard Alternatives provides certain administration and investor services to the Company, including, among other things, providing office space and other support services to the Company, screening potential investors, preparing marketing and investor communications, maintaining and preserving certain records of the Company, preparing and filing various materials with state and federal regulators, providing legal and regulatory advice in connection with administrative functions and reviewing and arranging for payment of the Company's expenses. As the Investment Advisor, Lazard Alternatives is also responsible for managing the Company's assets and selecting Portfolio Funds. In consideration for such services, the Company will pay Lazard Alternatives a quarterly management fee of .25% (1% on an annualized basis) of the Company's net assets.

LAZARD ALTERNATIVE STRATEGIES FUND, L.L.C.

--------------------------------------------------------------------------------

     3. MANAGEMENT FEE, PROFIT ALLOCATION, RELATED PARTY TRANSACTIONS AND OTHER (CONTINUED)

         Net profits or net losses of the Company for each allocation period will be allocated among and credited to or debited against the capital accounts of all members (but not the Special Member Account, as defined) as of the last day of each allocation period in accordance with members' respective investment percentages for the allocation period. Generally at the end of each fiscal year an incentive allocation of 10% of the profits, if any, that have been credited to the capital account of a member during the period (an "Incentive Allocation") will be debited from the member's capital account (including the Adviser's capital account) and credited to the Special Member Account. For the period ended December 31, 2001, the incentive allocation earned was $56,945.

         Each member of the Board of Managers ("Manager") who is not an "interested person" of the Company, as defined by the Act, receives an annual retainer of $5,000 plus a fee for each meeting attended. Currently, one Manager is an "interested person" of the Company. All Managers are reimbursed by the Company for all reasonable out-of-pocket expenses incurred by them in performing their duties.

         During the period ended December 31, 2001, Lazard Asset Management, a subsidiary of Lazard Freres & Co. L.L.C., agreed to reimburse the Company for certain expenses in the amount of $335,897. This amount represents organizational expenses of $205,073 and other operating expenses of $130,824. At December 31, 2001 the Company has recorded a receivable from Lazard Asset Management in the amount of $335,897.

         PFPC Trust Company serves as custodian of the Company's assets and provides custodial services for the Company. PFPC Inc. serves as administrator and accounting agent to the Company and in that capacity provides certain accounting, record keeping, tax and investor related services. The Company pays a monthly fee to the administrator based primarily upon average net assets, subject to a minimum monthly fee, and will reimburse certain of the administrator's expenses. During the period ended December 31, 2001, PFPC Inc. agreed to waive its expenses in the amount of $26,049.

     4.  SECURITIES TRANSACTIONS

         Aggregate purchases and proceeds from sales of Portfolio Funds for the period ended December 31, 2001, amounted to $21,266,000 and $0, respectively. At December 31, 2001, the cost of investments for Federal income tax purposes was substantially the same as the cost for financial reporting purposes. At December 31, 2001, accumulated net unrealized appreciation on investments was $629,707, consisting of $733,730 gross unrealized appreciation and $104,023 gross unrealized depreciation.

LAZARD ALTERNATIVE STRATEGIES FUND, L.L.C.

--------------------------------------------------------------------------------

     5.  INVESTMENTS IN PORTFOLIO FUNDS

The following table lists the Company's investments in Portfolio Funds as of December 31, 2001, none of which were related parties. The agreements related to investments in Portfolio Funds provide for compensation in the form of management fees of 1% to 3% (per annum) of net assets and performance incentive fees or allocations of 10% to 25% of net profits earned.


                   INVESTMENTS                    % OF       FAIR        UNREALIZED         FEES              REDEMPTION
                                               NET ASSETS    VALUE       APP./(DEP.)   MGMT     INCENTIVE     PERMITTED
---------------------------------------------------------------------------------------------------------------------------

Argent Lowlev Convertible Arbitrage Fund, LLC     4.85%    $ 1,095,503   $ 39,503    $ 3,104      $ 9,876     Monthly
Blackthorn Partners, LP                           2.81%        635,918     (6,082)     3,162            -     Quarterly
Candlewood QP Fund, LP                            3.47%        783,982     33,982      2,569        8,496     Quarterly
European Merger Fund, LLC                         2.91%        656,793     14,793      3,232        3,698     Quarterly
Farallon Capital Partners, LP                    11.30%      2,554,130     54,130      8,462       13,533     Annual
Footbridge Capital, LLC                           6.82%      1,542,022     44,022      5,064       11,006     Quarterly
Graham Global Investment Fund, LTD                5.91%      1,336,626     52,626     13,159       13,157     Monthly
HBV Arbitrage Partners, LP                        2.80%        631,747    (10,253)     4,211            -     Quarterly
LIM Asia Arbitrage Fund                           2.89%        652,816     10,816      3,269        1,622     Monthly
Marathon Fund, LP                                 3.85%        869,955     13,955      2,895        3,489     Quarterly
MPM BioEquities Fund, LP                          2.92%        660,101     18,101      4,265        4,525     Quarterly
RAB Europe Partners, LP                           2.99%        674,985     32,985      3,287        8,246     Monthly
Rubicon Global Partners, LP                       4.31%        973,574    117,574      3,203       29,394     Monthly
Sagamore Hill Partners, LP                        3.84%        866,851     10,851      4,328        2,713     Quarterly
Shaker Investments, LP                           10.29%      2,326,463    (73,537)     6,969            -     Quarterly
The Global Interest Rate Hedged Fund              4.79%      1,082,390     12,390      5,430        3,097     Monthly
The Value Realization Fund, LP                    4.84%      1,094,771     24,771      3,559        6,193     Annual
Vega Select Opportunities Fund, LTD               5.43%      1,226,402    156,402      3,903       39,100     Monthly
West Side Partners, LP                            5.99%      1,352,829     96,829      4,056       24,207     Monthly
Whitney New Japan Partners, LP                    2.82%        640,371     (9,629)     3,153            -     Quarterly
York Capital Management, LP                       2.83%        637,478     (4,522)     4,250            -     Quarterly
                                                ------      ----------  ---------   --------    ---------
TOTAL                                            98.66%     22,295,707  $ 629,707   $ 95,530    $ 182,352
                                                                        =========   ========    =========
Other Assets, less Liabilities                    1.34%        303,712
                                                ------     -----------
Members' Capital - Net Assets                   100.00%    $22,599,419
                                                ======     ===========


LAZARD ALTERNATIVE STRATEGIES FUND, L.L.C.

--------------------------------------------------------------------------------

     6.  RISK FACTORS

         An investment in the Company involves a high degree of risk, including the risk that the entire amount invested may be lost. The Company allocates assets to Portfolio Managers and invests in Portfolio Funds that invest in and actively trade securities and other financial instruments using a variety of strategies and investment techniques with significant risk characteristics, including the risks arising from the volatility of the equity, fixed income, commodity and currency markets, the risks of borrowings and short sales, the risks arising from leverage associated with trading in the equities, currencies and over-the-counter derivatives markets, the illiquidity of derivative instruments and the risk of loss from counter party defaults. No guarantee or representation is made that the investment program will be successful.

         The Company maintains cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on such bank deposits.

     7.  REPURCHASE OF COMPANY INTERESTS

         The Board of Managers may, from time to time and in its sole discretion, determine to cause the Company to repurchase interests or portions of interests in the Company from members pursuant to written tenders by members. The Investment Adviser expects that it will recommend to the Board of Managers that the Company offer to repurchase interests from members twice in each year, effective as of June 30th and December 31st of each year.

     8.  FINANCIAL HIGHLIGHT INFORMATION

         The following represents the ratios to average net assets and other supplemental information:

                                                   PERIOD FROM SEPTEMBER 4, 2001
                                                   (COMMENCEMENT OF OPERATIONS)
                                                       TO DECEMBER 31, 2001

         Total return before incentive allocation*          2.62%
         Incentive allocation                              (0.26%)
                                                          --------
         Total net return after incentive allocation*       2.36%
                                                          ========
         Net assets, end of period (000)                  $22,599

         * Total return assumes a purchase of an interest in the Company on the first day and a sale of the interest on the last day of the period noted. Total return is calculated for the members as a whole. An individual member's return may vary from these returns based on management fee, Incentive Allocation and the timing of capital contributions. Total returns for a period of less than a full year are not annualized.

LAZARD ALTERNATIVE STRATEGIES FUND, L.L.C.

--------------------------------------------------------------------------------

    8.   FINANCIAL HIGHLIGHT INFORMATION (CONTINUED)

                                                   PERIOD FROM SEPTEMBER 4, 2001
                                                   (COMMENCEMENT OF OPERATIONS)
                                                       TO DECEMBER 31, 2001

         Annualized ratios to average net assets:

         Net investment income (loss) before
           incentive allocation                              (0.85%)

         Operating expenses, excluding organizational
           expenses                                           3.21%
         Organizational expenses                              2.88%
         Incentive allocation                                 0.80%
                                                              -----
         Total expenses and incentive allocation before
           waivers/reimbursements                             6.89%

         Expenses waived or reimbursed                       (5.08%)
                                                              -----

         Net expenses                                         1.81%
                                                              =====

LAZARD ALTERNATIVE STRATEGIES FUND, L.L.C.

FUND MANAGEMENT (UNAUDITED)

Information pertaining to the Board of Managers and officers of the Company is set forth below.


                                                                                       Number of
                                                                                       Lazard-Affiliated
Name, Year of Birth, Address       Length of    Principal Occupation During            Funds Overseen        Other Directorships
and Position with Company          Time Served  Past Five Years                        by Manager            Held by Manager
-----------------------------------------------------------------------------------------------------------------------------------

                                                    DISINTERESTED MANAGERS

Mr. Lawrence Kudlow, Born 1947     4 months     CEO, Kudlow & Co., LLC (2001);         None                  None
Redding, CT                                     Sr. Managing Director and Chief
Manager                                         Economist, ING Barings (2000-
                                                2001); Managing Director and
                                                Chief Economist, Schroder & Co.
                                                (1999-2000); Sr. Vice President
                                                and Chief Economist, American
                                                Skandia (1996-1999)

Mr. Leon M. Pollack, Born 1941     4 months     Managing Director, Donaldson,          None                  None
Palm Beach Gardens, FL                          Lufkin & Jenrette (1988-2001)
Manager

                                                       INTERESTED MANAGER

Mr. Michael S. Rome, Born 1958     4 months     Managing Director, Lazard               8                    None
Greenwich, CT                                   Alternatives, LLC (2001); Managing
Manager                                         Director, Lazard, LLC (1991-2001)

                                                OFFICERS WHO ARE NOT MANAGERS

Mr. Daniel A. Federmann, Born 1970 4 months     Vice President and Treasurer,          N/A                   N/A
Kew Gardens, NY                                 Lazard Asset Management (2001);
Treasurer                                       Audit Manager, Pricewaterhouse-
                                                Coopers LLP (1992-1998)

Mr. Kevin Droutman, Born 1969      4 months     Manager, Lazard Asset Management       N/A                   N/A
Lake Grove, NY                                  (2001); Manager, Accounting &
Assistant Treasurer                             Administration, McKinsey & Co. MGM
                                                Investment Programs (1994-2001)

Mr. Nathan A. Paul, Born 1973      4 months     Vice President, Legal Affairs, Lazard  N/A                   N/A
Bergenfield, NJ                                 Asset Management (2000);
Secretary                                       Associate, Schulte Roth & Zabel LLP
                                                (1997-2000)


All Managers and officers serve for terms of indefinite duration.

Mr. Rome is considered an "interested person", as defined by the 1940 Act, of the Company by virtue of his affiliation with the Investment Adviser.


                                    EXHIBIT C
                              LETTER OF TRANSMITTAL

                                    Regarding
                                    Interests
                                       in

                   LAZARD ALTERNATIVE STRATEGIES FUND, L.L.C.

                   Tendered Pursuant to the Offer to Purchase
                                Dated May 2, 2002


              ----------------------------------------------------
                   THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE
                   AT, AND THIS LETTER OF TRANSMITTAL MUST BE
              RECEIVED BY THE COMPANY BY, 12:00 MIDNIGHT, NEW YORK
               TIME, ON SUNDAY, MAY 31, 2002, UNLESS THE OFFER IS
                                    EXTENDED.
              ----------------------------------------------------

          Complete This Letter Of Transmittal And Return Or Deliver To:

                                    PFPC Inc.
                              103 Bellevue Parkway
                              Wilmington, DE 19809

                                Attn: Herb Bracy


                           For additional information:

                              Phone: (302) 791-2595
                                     (302) 791-1759

                               Fax:  (302) 791-4076
                                     (302) 791-4077

Lazard Alternative Strategies Fund, L.L.C.


Ladies and Gentlemen:

          The undersigned hereby tenders to Lazard Alternative Strategies Fund, L.L.C., a closed-end, non-diversified, management investment company organized under the laws of the State of Delaware (the "Company"), the limited liability company interest (hereinafter the "Interest" or "Interests" as the context requires) in the Company or portion thereof held by the undersigned, described and specified below, on the terms and conditions set forth in the offer to purchase, dated May 2, 2002 ("Offer to Purchase"), receipt of which is hereby acknowledged, and in this Letter of Transmittal (which together constitute the "Offer"). THE TENDER AND THIS LETTER OF TRANSMITTAL ARE SUBJECT TO ALL THE TERMS AND CONDITIONS SET FORTH IN THE OFFER TO PURCHASE, INCLUDING, BUT NOT LIMITED TO, THE ABSOLUTE RIGHT OF THE COMPANY TO REJECT ANY AND ALL TENDERS DETERMINED BY IT, IN ITS SOLE DISCRETION, NOT TO BE IN THE APPROPRIATE FORM.

          The undersigned hereby sells to the Company the Interest or portion thereof tendered hereby pursuant to the Offer. The undersigned hereby warrants that the undersigned has full authority to sell the Interest or portion thereof tendered hereby and that the Company will acquire good title thereto, free and clear of all liens, charges, encumbrances, conditional sales agreements or other obligations relating to the sale thereof, and not subject to any adverse claim, when and to the extent the same are purchased by it. Upon request, the undersigned will execute and deliver any additional documents necessary to complete the sale in accordance with the terms of the Offer.

          The undersigned recognizes that under certain circumstances set forth in the Offer, the Company may not be required to purchase any of the Interests in the Company or portions thereof tendered hereby.

          A promissory note for the purchase price will be mailed to the undersigned. The initial payment of the purchase price for the Interest or portion thereof tendered by the undersigned will be made by wire transfer of the funds to an account designated by the undersigned. The undersigned hereby represents and warrants that the undersigned understands that any payment in the form of marketable securities would be made by means of special arrangement with the tendering member in the sole discretion of the Board of Managers of the Company.

          The promissory note will also reflect the Contingent Payment portion of the purchase price, if any, as described in Section 6 of the Offer to Purchase. Any Contingent Payment of cash due pursuant to the Note will also be made by wire transfer of the funds to the undersigned's account. The undersigned recognizes that the amount of the purchase price for Interests will be based on the unaudited net asset value of the Company as of June 30, 2002, subject to an extension of the Offer as described in Section 7. The contingent payment portion of the purchase price, if any, will be determined upon completion of the audit of the Company's financial statements which is anticipated to be completed not later than 60 days after March 31, 2003, the Company's fiscal year end, and will be paid promptly thereafter.

Lazard Alternative Strategies Fund, L.L.C.


          All authority herein conferred or agreed to be conferred shall survive the death or incapacity of the undersigned and the obligation of the undersigned hereunder shall be binding on the heirs, personal representatives, successors and assigns of the undersigned. Except as stated in Section 5 of the Offer to Purchase, this tender is irrevocable.

PLEASE FAX OR MAIL IN THE ENCLOSED POSTAGE PAID ENVELOPE TO: PFPC INC., 103 BELLEVUE PARKWAY, WILMINGTON, DE 19809, ATTN: HERB BRACY. FOR ADDITIONAL
INFORMATION: PHONE: (302) 791-2595 OR (302) 791-1759 FAX: (302) 791-4076 OR
(302) 791-4077

PART 1.   NAME AND ADDRESS:

          Name of Member: ----------------------------------------------------
          Social Security No.
          or Taxpayer
          Identification No.:
                              ----------------------
          Telephone Number:   (   )
                              ----------------------

PART 2.   AMOUNT OF LIMITED LIABILITY COMPANY INTEREST IN THE COMPANY BEING
          TENDERED:

          /   /     Entire limited liability company interest.

          /   /     Portion of limited liability company interest expressed as a specific dollar value. (A minimum interest with a value greater than: (a) $500,000, net of the incentive allocation or net of the tentative incentive allocation; or (b) the tentative incentive allocation, must be maintained (the
                    "Required Minimum Balance").)*

                             $
                              ------

          /   /     Portion of limited liability company interest in excess of the Required Minimum Balance.

                    *The undersigned understands and agrees that if the undersigned tenders an amount that would cause the undersigned's capital account balance to fall below the Required Minimum Balance, the Company may reduce the amount to be purchased from the undersigned so that the Required Minimum Balance is maintained.

Lazard Alternative Strategies Fund, L.L.C.


PART 3.  PAYMENT.

         CASH PAYMENT

         Cash Payments shall be wire transferred to the following account:

                        _________________________________
                                  Name of Bank
                        _________________________________
                                 Address of Bank
                        _________________________________
                                   ABA Number
                        _________________________________
                                 Account Number

                        _________________________________
                        Name Under Which Account Is Held

         PROMISSORY NOTE

         The promissory note reflecting both the initial and contingent payment portion of the purchase price, if applicable, will be mailed directly to the undersigned to the address of the undersigned as maintained in the books and records of the Company.

Lazard Alternative Strategies Fund, L.L.C.


PART 4.     SIGNATURE(S).


FOR INDIVIDUAL INVESTORS                   FOR OTHER INVESTORS:
AND JOINT TENANTS:


--------------------------------------     ------------------------------------
Signature                                  Print Name of Investor
(SIGNATURE OF OWNER(S) EXACTLY
 AS APPEARED ON SUBSCRIPTION AGREEMENT)


--------------------------------------     ------------------------------------
Print Name of Investor                     Signature
                                           (SIGNATURE OF OWNER(S) EXACTLY
                                           AS APPEARED ON SUBSCRIPTION
                                           AGREEMENT)


--------------------------------------     ------------------------------------
Joint Tenant Signature if necessary        Print Name of Signatory and Title
(SIGNATURE OF OWNER(S) EXACTLY
 AS APPEARED ON SUBSCRIPTION AGREEMENT)


--------------------------------------     ------------------------------------
Print Name of Joint Tenant                 Co-signatory if necessary
                                           (SIGNATURE OF OWNER(S) EXACTLY
                                           AS APPEARED ON SUBSCRIPTION
                                           AGREEMENT)


                                           ------------------------------------
                                           Print Name and Title of Co-signatory


Date:
      ------------------

Lazard Alternative Strategies Fund, L.L.C.


                                    EXHIBIT D

                         NOTICE OF WITHDRAWAL OF TENDER

                             Regarding Interests in

                   LAZARD ALTERNATIVE STRATEGIES FUND, L.L.C.

                   Tendered Pursuant to the Offer to Purchase
                                Dated May 2, 2002


              ----------------------------------------------------
                   THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE
                    AT, AND THIS NOTICE OF WITHDRAWAL MUST BE
              RECEIVED BY THE COMPANY BY, 12:00 MIDNIGHT, NEW YORK
               TIME, ON SUNDAY, MAY 31, 2002, UNLESS THE OFFER IS
                                    EXTENDED.
              ----------------------------------------------------


          Complete This Notice of Withdrawal And Return Or Deliver To:

                                    PFPC Inc.
                              103 Bellevue Parkway
                              Wilmington, DE 19809

                                Attn: Herb Bracy


                           For additional information:

                              Phone: (302) 791-2595
                                     (302) 791-1759

                               Fax   (302) 791-4076
                                     (302) 791-4077

Lazard Alternative Strategies Fund, L.L.C.


Ladies and Gentlemen:

          The undersigned wishes to withdraw the tender of its limited liability company interest in Lazard Alternative Strategies Fund, L.L.C. (the "Company"), or the tender of a portion of such interests, for purchase by the Company that previously was submitted by the undersigned in a Letter of Transmittal dated
------------------.

Such tender was in the amount of:

          /   /     Entire limited liability company interest.

          /   /     Portion of limited liability company interest expressed as a specific dollar value.

                                        $
                                         ----------

         /   /      Portion of limited liability company interest in excess of the Required Minimum Balance.

          The undersigned recognizes that upon the submission on a timely basis of this Notice of Withdrawal of Tender, properly executed, the interest in the Company (or portion of such interest) previously tendered will not be purchased by the Company upon expiration of the tender offer described above.

Lazard Alternative Strategies Fund, L.L.C.


SIGNATURE(S).


FOR INDIVIDUAL INVESTORS                   FOR OTHER INVESTORS:
AND JOINT TENANTS:


--------------------------------------     ------------------------------------
Signature                                  Print Name of Investor
(SIGNATURE OF OWNER(S) EXACTLY
 AS APPEARED ON SUBSCRIPTION AGREEMENT)


--------------------------------------     ------------------------------------
Print Name of Investor                     Signature
                                           (SIGNATURE OF OWNER(S) EXACTLY
                                           AS APPEARED ON SUBSCRIPTION
                                           AGREEMENT)


--------------------------------------     ------------------------------------
Joint Tenant Signature if necessary        Print Name of Signatory and Title
(SIGNATURE OF OWNER(S) EXACTLY
 AS APPEARED ON SUBSCRIPTION AGREEMENT)


--------------------------------------     ------------------------------------
Print Name of Joint Tenant                 Co-signatory if necessary
                                           (SIGNATURE OF OWNER(S) EXACTLY
                                           AS APPEARED ON SUBSCRIPTION
                                           AGREEMENT)


                                           ------------------------------------
                                           Print Name and Title of Co-signatory


Date:
      ------------------

                                    EXHIBIT E

                        Forms of letters from the Company
          to Members in connection with acceptance of offers of tender


THE FOLLOWING LETTERS ARE BEING SENT TO YOU IF YOU TENDERED YOUR ENTIRE INTEREST IN THE COMPANY.

                                                        June 10, 2002


Dear Member:

          Lazard Alternative Strategies Fund, L.L.C. (the "Company") has received and accepted for purchase your tender of a limited liability company interest in the Company.

          Because you have tendered and the Company has purchased your entire investment, you have been paid a note (the "Note") entitling you to receive an initial payment of 90% of the purchase price based on the unaudited net asset value of the Company as of June 30, 2002, in accordance with the terms of the tender offer. A cash payment in this amount will be wire transferred to the account designated by you in your Letter of Transmittal dated ----------------- no later than July 30, 2002, unless the valuation date of the Interests has changed, or the Company has requested a withdrawal of its capital from the portfolio funds in which it has invested, and provided that your account retains the required minimum balance, in accordance with the terms of the tender offer.

          The terms of the Note provide that a contingent payment representing the balance of the purchase price, if any, will be paid to you after the completion of the Company's fiscal year-end audit and is subject to fiscal year-end audit adjustment. This amount will be paid within ten days after the conclusion of the fiscal year-end audit or on such earlier date as the Company's Board of Managers may determine, according to the terms of the tender offer. We expect the audit to be completed by the end of May 2003.

          Should you have any questions, please feel free to contact the Company's Administrator, PFPC Inc., at (302) 791-2595 or (302) 791-1759.

                                     Sincerely,

                                     Lazard Alternative Strategies Fund, L.L.C.


Enclosure

             [Lazard Alternative Strategies Fund, L.L.C. Letterhead]



                                                       July 30, 2002


Dear Lazard Alternative Strategies Fund, L.L.C. Member:

          Enclosed is a statement showing the breakdown of your capital withdrawal resulting from our purchase of your interest in Lazard Alternative Strategies Fund, L.L.C. (the "Company")

          Because you have tendered and the Company has purchased your entire investment, you have been paid 90% of the purchase price based on the estimated unaudited net asset value of the Company as of June 30, 2003, in accordance with the terms of the tender offer. A cash payment in this amount has been wire transferred to the account designated by you in your Letter of Transmittal dated
-----------------.

          The balance of the purchase price, if any, will be paid to you after the completion of the Company's fiscal year-end audit for the year ending March 31, 2003 and is subject to year-end audit adjustment. This amount will be paid within ten days after the conclusion of the year-end audit, or on such earlier date as the Company's Board of Managers may determine, according to the terms of the tender offer. We expect the audit to be completed by the end of May 2003.

          Should you have any questions, please feel free to contact the Company's Administrator, PFPC Inc., at (302) 791-2595 or (302) 791-1759.

                                      Sincerely,

                                      Lazard Alternative Strategies Fund, L.L.C.


Enclosure

THE FOLLOWING LETTERS ARE BEING SENT TO YOU IF YOU TENDERED A PORTION OF YOUR INTEREST IN THE COMPANY.

                                                   June 10, 2002


Dear Member:

          Lazard Alternative Strategies Fund, L.L.C. (the "Company") has received and accepted for purchase your tender of a portion of your limited liability company interest in the Company.

          Because you have tendered and the Company has purchased a portion of your investment, you have been paid a note (the "Note"). The Note entitles you to receive an initial payment of at least 90% of the purchase price based on the unaudited net asset value of the Company as of June 30, 2002, in accordance with the terms of the tender offer. A cash payment in this amount will be wire transferred to the account designated by you in your Letter of Transmittal dated ----------------- no later than July 30, 2002, unless the valuation date of the Interests has changed, or the Company has requested a withdrawal of its capital from the portfolio funds in which it has invested, and provided that your account retains the required minimum balance, in accordance with the terms of the tender offer

          The terms of the Note provide that a contingent payment representing the balance of the purchase price, if any, will be paid to you after the completion of the Company's 2002 fiscal year-end audit and is subject to fiscal year-end audit adjustment. This amount, will be paid within ten after the conclusion of the fiscal year-end audit, or on such earlier date as the Company's Board of Managers may determine, according to the terms of the tender offer. We expect the audit to be completed by the end of May 2003.

          You remain a member of the Company with respect to the portion of your interest in the Company that you did not tender.

          Should you have any questions, please feel free to contact the Company's Administrator, PFPC Inc., at (302) 791-2595 or (302) 791-1759.

                                      Sincerely,

                                      Lazard Alternative Strategies Fund, L.L.C.


Enclosure

             [Lazard Alternative Strategies Fund, L.L.C. Letterhead]



                                                   July 30, 2002


Dear Lazard Alternative Strategies Fund, L.L.C. Member:

          Enclosed is a statement showing the breakdown of your capital withdrawal resulting from our purchase of your interest in Lazard Alternative Strategies Fund, L.L.C. (the "Company")

          Because you have tendered and the Company has purchased your entire investment, you have been paid 90% of the purchase price based on the estimated unaudited net asset value of the Company as of June 30, 2002, in accordance with the terms of the tender offer. A cash payment in this amount has been wire transferred to the account designated by you in your Letter of Transmittal dated
-----------------.

          The balance of the purchase price, if any, will be paid to you after the completion of the Company's fiscal year-end audit for the year ending March 31, 2003 and is subject to year-end audit adjustment. This amount, will be paid promptly after the conclusion of the year-end audit, or on such earlier date as the Company's Board of Managers may determine, according to the terms of the tender offer. We expect the audit to be completed by the end of May 2003.

          Should you have any questions, please feel free to contact the Company's Administrator, PFPC Inc., at (302) 791-2595 or (302) 791-1759.

                                      Sincerely,

                                      Lazard Alternative Strategies Fund, L.L.C.


Enclosure